As filed with the Securities and Exchange Commission on September 20, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Security Capital Assurance Ltd
(Exact name of registrant as specified in its charter)

Bermuda	6351	Not Applicable
(State or other jurisdiction of	(Primary Standard Institute	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

A.S. Cooper Building
26 Reid Street, 4th Floor
Hamilton HM 11, Bermuda
Telephone: (441) 292-7448

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jonathan I. Mark, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
(212) 701-3000

     Approximate date of commencement of proposed sale to the public: As soon as practicable following the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Unit(1)	Offering Price(1)	Registration Fee
Fixed/Floating Series A Perpetual Non-Cumulative
Preference Shares	250,000 shares	$1,000	$250,000,000	$7,675.00
(1)		Estimated solely for the purpose of carrying out the registration fee under Rule 457 of the Securities Act of 1933, as amended.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated September 19, 2007

Prospectus

Security Capital Assurance Ltd

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Offer to Exchange

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Up to 250,000 of registered Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, $0.01 par value, $1,000 liquidation preference per share for

All issued and outstanding unregistered Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares

  We are offering to exchange new registered Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, which we refer to as the Exchange Preference Shares, for all of our issued and outstanding unregistered Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, which we refer to as the Initial Preference Shares.
  The exchange offer expires at     .m., New York City time, on         , 2007, unless extended.
  The exchange offer is subject to customary conditions that may be waived by us.
  All Initial Preference Shares issued and outstanding that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for the Exchange Preference Shares.
  Tenders of Initial Preference Shares may be withdrawn at any time before        .m., New York City time, on the expiration date of the exchange offer.
  The exchange of Initial Preference Shares for Exchange Preference Shares should not be a taxable exchange for U.S. federal income tax purposes.
  We will not receive any proceeds from the exchange offer.
  The terms of the Exchange Preference Shares to be issued are substantially identical to the terms of the Initial Preference Shares, except that you will not have registration rights.
  There is no established trading market for the Exchange Preference Shares, and we do not intend to apply for a listing of the Exchange Preference Shares on any securities exchange or market quotation system.

     See “Risk Factors” beginning on page 10 for a discussion of matters you should consider before you participate in the exchange offer.

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     None of the Securities and Exchange Commission, any U.S. state securities commission, the Minister of Finance and the Registrar of Companies in Bermuda or the Bermuda Monetary Authority have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus is                , 2007

     This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to Security Capital Assurance Ltd, A.S. Cooper Building, 26 Reid Street, 4th Floor, Hamilton HM 11 Bermuda; telephone number: (441) 294-7448. In order to timely receive additional information your request must be submitted not later than , which is five business days before the expiration date of the exchange offer.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

     Preference shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority, which we refer to as the BMA, must approve all issuances and transfers of shares of a Bermuda exempted company. The BMA has granted its permission for the issue and subsequent transfer of preference shares being offered pursuant to this prospectus to and among persons who are resident and nonresident of Bermuda for exchange control purposes, as long as the Company’s common shares are listed on the New York Stock Exchange. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

     Each broker-dealer that receives Exchange Preference Shares for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Preference Shares. The letter of transmittal accompanying this prospectus states that by so ac-

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knowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the Exchange Preference Shares received in exchange for Initial Preference Shares where such Initial Preference Shares were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the expiration of the exchange offer, or such shorter period as will terminate when all Transfer Restricted Securities covered by this Registration Statement have been sold pursuant thereto, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See “Plan of Distribution.”

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SUMMARY

     This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all of the information that you should consider before investing in Preference Shares. You should read carefully this entire prospectus and the information incorporated by reference herein. In this prospectus, “SCA,” “we,” “our,” “ours” and “us” refer to Security Capital Assurance Ltd unless the context otherwise requires.

Security Capital Assurance Ltd

     We are a Bermuda-domiciled holding company whose operating subsidiaries provide financial guaranty insurance, reinsurance, and other credit enhancement products to the public finance and structured finance markets throughout the United States and internationally. We were formed on March 17, 2006 by XL Capital Ltd (“XL Capital”) in anticipation of contributing its ownership interests in its financial guarantee insurance and financial guarantee reinsurance operating businesses to us and selling an interest in us to the public through an initial public offering of our common shares (the “IPO”). The contribution of the businesses from XL Capital to us occurred on July 1, 2006, we became an SEC reporting company on August 1, 2006 and the IPO was consummated on August 4, 2006. As a result of the IPO, XL Capital owned approximately 63% of our voting common shares, which was further reduced to 46% following XL Capital’s secondary offering of our common stock in June 2007. The aforementioned operating businesses consisted of: (i) XL Capital Assurance Inc. (“XLCA”) and its wholly owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”) and (ii) XL Financial Assurance Ltd. (“XLFA”). Prior to the IPO, XLCA was an indirect wholly owned subsidiary of XL Capital and substantially all of XLFA was indirectly owned by XL Capital, except for a $54.0 million preferred stock interest which is owned by Financial Security Assurance Holdings Ltd. (“FSAH”), which was paid down to $39.0 million on March 30, 2007.

     XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guarantee insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia and the U.S. Virgin Islands. In addition, XLCA through its wholly owned subsidiary, XLCA-UK, which is an insurance company organized under the laws of England, is permitted to conduct business in England, Ireland, Spain, France, Portugal, Italy, The Nether-lands, Greece, Norway and Germany. To facilitate distribution of their products, XLCA maintains a branch office abroad in Singapore and XLCA-UK maintains a branch office in Madrid. In addition, XLCA has an office in California. XLCA and XLCA-UK are primarily engaged in providing credit protection through the issuance of financial guarantee insurance policies and credit default swaps. XLCA began writing direct financial guarantee insurance in 2000.

     XLFA is incorporated in Bermuda and is registered as a Class 3 insurer under The Insurance Act of 1978. XLFA is primarily engaged in the business of providing reinsurance of financial guarantee insurance policies and credit default swaps issued by XLCA, subsidiaries of FSAH and, on a limited basis, certain other non-affiliated triple-A-rated financial guarantee primary insurance companies. XLFA began providing financial guarantee reinsurance in 1999.

     Our insurance and reinsurance subsidiaries are rated “AAA” by Moody’s Investors Service, Inc., which we refer to as “Moody’s,” “AAA” by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., which we refer to as “S&P,” and “AAA” by Fitch, Inc., which we refer to as “Fitch.” Each of these ratings is the highest applicable rating available from that agency. Ratings are a measure of our subsidiaries’ ability to meet obligations to their policyholders and not an evaluation of us or an investment in our securities, including the shares of common stock offered hereby.

     XL Capital is a public company whose shares are listed on the New York Stock Exchange under the symbol “XL.” XL Capital, through its operating subsidiaries, is a leading provider of global insurance and reinsurance coverages to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis.

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     Our principal executive offices are located at A.S. Cooper Building, 26 Reid Street, 4th Floor, Hamilton HM 11, Bermuda. Our telephone number is (441) 294-7448. Our website address is www.scafg.com. The information contained on our website is not incorporated by reference into, or otherwise included in, this prospectus.

     You can also obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Where to Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

The Exchange Offer

     On April 5, 2007 we privately placed 250,000 Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, par value $0.01 per share, having a liquidation preference of $1,000 per share, which we refer to as the Initial Preference Shares, in a transaction exempt from registration under the Securities Act of 1933, as amended, or the Securities Act. In connection with the private placement, we entered into a registration rights agreement, dated as of April 5, 2007, with the initial purchaser of the Initial Preference Shares. In the registration rights agreement, we agreed to offer our new Fixed/Floating Series A Perpetual Non-Cumulative Preference Shares, par value $0.01 per share, liquidation preference $1,000 per share, which will be registered under the Securities Act, and which we refer to as the Exchange Preference Shares, in exchange for the Initial Preference Shares. The exchange offer described in this prospectus is intended to satisfy our obligations under the registration rights agreement. We also agreed to deliver this prospectus to the holders of the Initial Preference Shares. In this prospectus, we refer to the Initial Preference Shares and the Exchange Preference Shares collectively as the Preference Shares. You should read the discussion under the heading “Description of the Preference Shares” for information regarding the Preference Shares.

The Exchange Offer	This is an offer to exchange up to 250,000 Exchange Preference Shares for the 250,000 issued and outstanding Initial Preference Shares. The Exchange Preference Shares are substantially identical to the Initial Preference Shares, except that the Exchange Preference Shares will generally be freely transferable. We believe that you can transfer the Exchange Preference Shares without complying with the registration and prospectus delivery provisions of the Securities Act if you:

	•	acquire the Exchange Preference Shares in the ordinary course of your business;

	•	are not and do not intend to become engaged in a distribution of the Exchange Preference Shares;

	•	are not an “affiliate” (within the meaning of the Securities Act) of ours;

	•	are not a broker-dealer (within the meaning of the Securities Act) that acquired Initial Preference Shares from us or our affiliates; and

	•	are not a broker-dealer (within the meaning of the Securities Act) that acquired the Initial Preference Shares in a transaction as part of its market-making or other trading activities.

If any of these conditions are not satisfied and you transfer any Exchange Preference Shares without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. See “The Exchange Offer—Terms of the Exchange.”

Registration Rights Agreement	We have agreed to use our commercially reasonable efforts to conduct a registered exchange offer for the Preference Shares or cause to become effective a shelf registration statement providing for resales of the Preference Shares. If we fail to satisfy these obligations within specified time periods, we have agreed that the rate at which dividends will accrue with respect to a particular semi-annual dividend period will increase in some circumstances. The applicable dividend rate will increase if:

	•	we do not file the required registration statement on time;

	•	the SEC does not declare the required registration statement effective on time; or

	•	we do not complete the offer to exchange the Preference Shares for registered Preference Shares on time

Minimum Condition	The exchange offer is not conditioned on any minimum aggregate liquidation preference of Initial Preference Shares being tendered for exchange.

Expiration Date	The exchange offer will expire at .m., New York City time, on , 2007, unless we extend it.

Exchange Date	The Initial Preference Shares will be accepted for exchange at the time when all conditions of the exchange offer are satisfied or waived. The Exchange Preference Shares will be delivered promptly after we accept the Initial Preference Shares.

Conditions to the Exchange	Our obligation to complete the exchange offer is subject to certain conditions. See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of certain specified events.

Withdrawal Rights	You may withdraw the tender of your Initial Preference Shares at any time before the expiration of the exchange offer on the expiration date. Any Initial Preference Shares not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for	See “The Exchange Offer — How to Tender.”
Tendering Original
Preference Shares

United States Federal Income Tax Consequences	The exchange of the Initial Preference Shares for the Exchange Preference Shares should not be a taxable exchange for U.S. federal income tax purposes, and holders should not recognize any taxable gain or loss as a result of such exchange.

Effect on Holders of Initial Preference Shares	If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of Initial Preference Shares will have no further registration or other rights under the registration rights agreement, except under limited circumstances. See “The Exchange Offer—Other.”

Holders of Initial Preference Shares who do not tender their Initial Preference Shares will continue to hold those Initial Preference Shares. All untendered, and tendered but unaccepted, Initial Preference Shares will continue to be subject to the transfer restrictions provided for in the Initial Preference Shares and the offering memorandum under which the Initial Preference Shares have been issued. To the extent that the Initial Preference Shares are tendered and accepted in the exchange offer, the trading market, if any, for the Initial Preference Shares could be adversely affected. See “Risk Factors —Your ability to sell your Initial Preference Shares may be limited and the price at which you may be able to sell your Initial Preference Shares may be significantly lower if you do not exchange them for registered Exchange Preference Shares in the exchange offer.” See “The Exchange Offer — Other.”

Use of Proceeds	We will not receive any proceeds from the issuance of Exchange Preference Shares in the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.

Terms of the Preference Shares

The description of the terms of the Preference Shares in this section is a summary of the terms of the Preference Shares. Because the following summary is not complete, you should refer to the SCA Board Resolutions designating the rights, preferences and other terms of the Preference Shares, which is incorporated by reference as Exhibit 4.1 to Form 8-K, for a complete description of the terms of the Preference Shares. You should also refer to the sections entitled “Description of the Preference Shares” in this prospectus.

Issuer	Security Capital Assurance Ltd

General	Non-Cumulative Preference Shares, Series A, $0.01 par value, liquidation preference of $1,000 per share.

Dividends	During the Fixed Rate Period, holders of Preference Shares will be entitled to receive, when, as and if declared by the board of directors of SCA, cash dividends at a fixed annual rate equal to the Fixed Rate. During the Floating Rate Period, holders of Preference Shares will be entitled to receive, when, as and if declared by the board of directors of SCA, cash dividends at the Floating Rate.

Dividends on the Preference Shares began to accrue from the date of original issuance and thereafter from the most recent Dividend Payment Date and will be payable semi-annually during the Fixed Rate Period, and quarterly during the Floating Rate Period, in each case when, as and if declared by the board of directors of SCA, in arrears, on March 31 and September 30, during the Fixed Rate Period, and on March 31, June 30, September 30 and December 31, during the Floating Rate Period, of each year. The board of directors has declared a cash dividend of $33.64 per share payable on October 1, 2007 to all holders of records of the Preference Shares as of the close of business on September 29, 2007.

In this prospectus, the date on which a dividend is scheduled to be paid on the Preference Shares is referred to as a “Dividend Payment Date,” and the period from and including a Dividend Payment Date (or the date of the original issuance if there has not been a Dividend Payment Date) for the Preference Shares to but excluding the immediately succeeding Dividend Payment Date is referred to as a “Dividend Period.” In the event that a Dividend Payment Date during the Fixed Rate Period is not a Business Day (as defined under “Description of the Preference Share— Dividends”), any dividend then due and payable on the Preference Shares will instead be paid on the immediately following Business Day and no further sum will be payable in respect of such delay. In the event that a Dividend Payment Date for the Preference Shares during the Floating Rate Period would otherwise fall on a day that is not a Business Day, such Dividend Payment Date will be postponed to the immediately following Business Day and the applicable Dividend Period will end on, but exclude, such immediately following Business Day.

The rights of holders of Preference Shares to receive dividends are non-cumulative. Accordingly, to the extent dividends are neither declared nor paid in respect of any Dividend Period in respect of the Preference Shares, holders of the Preference Shares will have no right to receive some or all of the dividends in respect of that Dividend Period and SCA will have no obligation to pay some or all of the dividends in respect of that Dividend Period in respect of the Preference Shares, whether or not dividends are payable in respect of any future Dividend Period.

See “Description of the Preference Shares—Dividends” in this prospectus.

Dividend Blocker	With certain limited exceptions, SCA may not pay dividends on, or re-purchase, redeem or make a liquidation payment with respect to, Parity Shares or Junior Shares (as each such term is defined under “Description of the Preference Shares—Dividends”) unless full dividends on the Preference Shares and any Parity Shares have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for payment, in each case, for the then-current Dividend Period for the Preference Shares.

Payment of Additional Amounts	Subject to certain limitations, we will pay additional amounts to holders of the Preference Shares, as additional dividends, to make up for any deduction or withholding for any taxes or other charges imposed on amounts we must pay with respect to such Preference Shares, so that the net amounts paid will be equal to the amounts we would otherwise be required to pay had no such withholding or deduction been required. See “Description of the Preference Shares—Payment of Additional Amounts” in this prospectus.

Liquidation Rights	Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SCA, holders of outstanding Preference Shares will be entitled to receive from SCA’s assets legally available for distribution to shareholders, as a liquidation preference, $1,000 per share plus any declared and unpaid dividends with respect to the then-current Dividend Period to the date fixed for distribution before any distribution is made to holders of any Junior Shares, without interest on such declared and unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period. See “Description of the Preference Shares—Liquidation Preference” in this prospectus.

Conversion	The Preference Shares are not convertible into, exchangeable for, or carry rights or options to purchase, any common shares or any other class or series of securities of SCA or any other entity, except as otherwise set forth under “Registration Rights; Additional Dividends.”

Optional Redemption	The Preference Shares are perpetual securities with no fixed maturity date and holders of the Preference Shares do not have any rights to require SCA to redeem their Preference Shares at any time. From and after September 30, 2017, SCA, at its option, upon not less than 30 nor more than 60 days’ prior written notice, may redeem the Preference Shares in whole at any time or from time to time in part, for cash at a redemption price of $1,000 per share plus any declared and unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared and unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period.

The Preference Shares may not be redeemed at the option of SCA prior to September 30, 2017, except:

•	upon the occurrence of certain tax events as described under “Description of the Preference Shares—Redemption—Tax Event Redemption,” in whole but not in part, at a redemption price equal to the Make Whole Amount (as defined under “Description of Preference Shares—Redemption—Make Whole Amount”) for the Preference Shares, plus any declared and unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period;

•	if SCA (i) shall have submitted to holders of its common shares a proposal concerning an amalgamation, consolidation, merger, arrangement, reconstruction, reincorporation, deregistration or any other similar transaction involving SCA or (ii) shall have submitted any proposal for any other matter that, as a result of any change in Bermuda law after the date of the final offering memorandum relating to the initial issuance and sale of the Preference Shares (March 29, 2007) (whether by enactment or official interpretation), that requires, in each case, a vote of holders of the Preference Shares at the time outstanding, voting separately as a single class (alone or with one or more other classes or series of preference shares) as described under “Description of the Preference Shares— Redemption—Redemption upon the Submission of Certain Shareholder Proposals,” in whole but not in part, at a redemption price equal to the Make Whole Amount for the Preference Shares, plus any declared and unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared and unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period; and

•	upon the occurrence of certain rating agency events as described under “Description of the Preference Shares — Redemption—Rating Agency Event Redemption,” in whole but not in part, at a redemption price equal to the Make Whole Amount for the Preference Shares, plus any declared and unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared and unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period.

• Our ability to redeem and/or directly or indirectly purchase the Preference Shares may be limited by the terms of agreements, understandings or covenants that we may enter into in the future. These agreements, understandings or covenants would be for the benefit of others, including holders of debt securities that we may issue in the future. Any such agreement, understanding or covenant is not intended for the benefit of holders of the Preference Shares and would not be enforceable by them, and any such agreement, understanding or covenant would not be a term of the Preference Shares. See “Replacement Capital Covenant” and “Description of the Preference Shares—Certain Restrictions on Redemption or Purchase of Shares.”

Capital Replacement	We intend that, to the extent the Preference Shares provide us with rating agency equity credit, if we redeem the Preference Shares as described below under “—Optional Redemption,” “—Redemption upon the Submission of Certain Shareholder Proposals,” “—Tax Event Redemption” or “—Rating Agency Event Redemption” or directly or indirectly purchase the Preference Shares, the Preference Shares will be redeemed or purchased only in exchange for new securities that, at the time of such redemption, have terms and provisions that are as or more equity-like than the Preference Shares or with the proceeds from the issuance or sale of any such securities raised during the period commencing on the 180th calendar day prior to the date of redemption. Simultaneously with the issuance of the Preference Shares we entered into a replacement capital covenant, for the benefit of holders of one or more designated series of our long-term debt securities that we may issue in the future that (i) we will not redeem, exchange or purchase the Preference Shares and (ii) none of our subsidiaries will purchase or exchange the Preference Shares, except, subject to certain limitations, to the extent that the applicable redemption, exchange or purchase price does not exceed a specified amount of cash proceeds from the sale of certain specified qualifying replacement capital securities raised during the period commencing on the 180th calendar day prior to the date of notice of the redemption or the date of purchase. We have made no decision as to whether, or when, we would issue debt securities that would have the benefit of that covenant. While such provisions are in effect, there could be circumstances where we would wish to redeem or repurchase some or all of the Preference Shares but be restricted from doing so. See “Replacement Capital Covenant” in this prospectus.

Voting Rights	Holders of the Preference Shares have no voting rights, except as required by Bermuda law or as required by the rules or regulations of any national securities exchange under which the Preference Shares are then registered and with respect to certain fundamental changes in the terms of the Preference Shares. In addition, if dividends on the Preference Shares are not paid in an aggregate amount equivalent to dividends for six full quarterly periods (which, during the Fixed Rate Period, shall mean three Dividend Periods and, during the Floating Rate Period, shall mean six Dividend Periods), whether or not declared and whether or not consecutive, holders of the Preference Shares voting as a single class with all other series of the preference shares then having such right, will have the right to elect two persons who will then be appointed as additional directors to the board of directors of SCA. The right of holders of Preference Shares will cease (subject always to the same provision for the vesting of such rights if dividends on the Preference Shares are not paid in future periods) upon the earlier to occur of (i) the first date as of which full dividends on the Preference Shares have been paid for at least four consecutive quarterly periods (which, during the Fixed Rate Period, shall mean two Dividend Periods and, during the Floating Rate Period, shall mean four Dividend Periods) and (ii) the redemption of all such Preference Shares. See “Description of the Preference Shares—Voting Rights” in this prospectus.

Ranking	The Preference Shares rank senior to our common shares with respect to payment of dividends and receipt of amounts distributable upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of SCA. See “Description of the Preference Shares—Ranking” in this prospectus. We may issue, in the future, preference shares that rank pari passu with, senior or junior to the Preference Shares.

Ratings	We have been advised that the Preference Shares have been assigned ratings of “A2” by Moody’s Investors Service, Inc. (“Moody’s), “A” by Standard & Poor’s Rating Services (“Standard & Poor’s”) and “AA-” by Fitch, Inc. (“Fitch”). These ratings have been obtained with the understanding that Moody’s, Standard & Poor’s and Fitch will continue to monitor our credit rating and will make future adjustment to the extent warranted. A rating reflects only the view of Moody’s, Standard & Poor’s and Fitch, as the case may be, and is not a recommendation to buy, sell or hold the Preference Shares. There is no assurance that any such rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely by Moody’s, Standard & Poor’s and Fitch, as the case may be, if, in their respective judgments, circumstances so warrant.

Registration Rights	We agreed to file this registration statement with the SEC relating to an offer to exchange the Preference Shares for publicly traded preference shares having substantially identical terms. If this registration statement is not effective within 240 days of the closing date of the sale of the Initial Preference Shares, subject to certain exceptions, we will be required to pay additional non-cumulative dividends to holders of the Preference Shares. We cannot assure you that we will be able to cause to be declared effective or keep effective any such registration statement.

RISK FACTORS

     You should carefully consider the information set forth or incorporated by reference in this prospectus, including the risks related to SCA as set forth in its Form 10-K for the period ended December 31, 2006. In addition, you should evaluate the following risks in connection with an investment in the Preference Shares.

Dividends on the Preference Shares are not cumulative.

     Dividends on the Preference Shares do not accumulate. Accordingly, to the extent that SCA neither declares nor pays dividends on the Preference Shares with respect to a particular Dividend Period, holders of the Preference Shares will have no right to receive the unpaid dividends in respect of that period and SCA will have no obligation to pay some or all of the dividends in respect of that period, whether or not dividends are payable in respect of any future period. In addition, the liquidation preference of the Preference Shares will not be adjusted for any dividends that are not declared by our board of directors. The board of directors of SCA will decide, in its sole discretion, whether to declare and pay dividends on the Preference Shares. However, no dividends on the Preference Shares will be declared by SCA’s board of directors, or paid or set apart for payment, at any time during which the terms and provisions of any of SCA’s agreements, including any agreement relating to its indebtedness, would prohibit such a declaration, payment or setting apart for payment or if such a declaration, payment or setting apart for payment would constitute a breach or a default or would not be permitted under such agreements, laws or regulations.

Rating agencies may change rating methodologies, including their views on “notching” practices.

     The rating methodologies for securities with features similar to the Preference Shares are still developing and the rating agencies may change their methodologies in the future. Possible changes may include, for example, assessing the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the Preference Shares, sometimes called “notching.” In connection with the rating of noncumulative securities, rating agencies may begin to take into consideration the fact that scheduled payments on noncumulative securities may be omitted without triggering a default, which exposes holders to additional risks not presented to holders of senior securities. If the rating agencies were to change their practices for rating non-cumulative securities in the future and the ratings of the Preference Shares were to be lowered, the trading price of the Preference Shares could be negatively affected.

Our right to redeem or repurchase our Preference Shares will be limited by a covenant we entered into in favor of certain of our debtholders.

     We have entered into a replacement capital covenant, which is described under “Replacement Capital Covenant” in this prospectus, that will limit our right to redeem or repurchase our Preference Shares. In the replacement capital covenant, we covenant for the benefit of persons that buy, hold or sell one or more specified series of our long-term indebtedness that we and our subsidiaries will not redeem or repurchase the Preference Shares on or before September 30, 2047, unless, during the six months prior to the date of the redemption or repurchase of our Preference Shares, except, subject to certain limitations, to the extent that the applicable redemption, exchange or purchase price does not exceed a specified amount of cash proceeds from the sale of certain specified qualifying replacement capital securities raised during the period commencing on the 180th calendar day prior to the date of notice of the redemption or the date of purchase. The covenants in our replacement capital covenant will not be enforceable by holders of Preference Shares.

     Our ability to raise proceeds from qualifying securities during the 180 days prior to a proposed redemption or repurchase of Preference Shares will depend on, among other things, market conditions at such time as well as the acceptability to prospective investors of the terms of such qualifying securities. Accordingly, there could be circumstances where we would wish to redeem some or all of the Preference Shares and sufficient cash would be available for that purpose, but we would be restricted from doing so because we would not have obtained proceeds from qualifying securities sufficient for that purpose.

     In addition, we may in the future enter into other agreements, understandings or arrangements that could limit our right or ability to redeem, exchange or purchase the Preference Shares.

We may not be able to pay dividends on the Preference Shares or redeem the Preference Shares because of limitations imposed by Bermuda law.

     Bermuda law may also limit our ability to pay dividends on the Preference Shares. Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of such company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation.

     In addition, under Bermuda law, we may not redeem or purchase the Preference Shares, except out of our profits, from the proceeds of a new issue of shares made for the purpose of the redemption or purchase, out of capital or from the share premium account. A payment out of capital or the share premium account is not lawful unless immediately following the date on which the payment is proposed to be made, we are able to pay our debts as they fall due in the ordinary course of business. The premium, if any, payable on redemption or purchase must be provided for out of our funds that would otherwise be available for dividend or distribution or out of our share premium account before or at the time the Preference Shares are redeemed or purchased.

     For more information regarding restrictions on the payment of dividends or other payments by us or to us by our subsidiaries, see “Business—Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference in this prospectus.

Our ability to pay dividends on the Preference Shares depends on our subsidiaries’ ability to distribute funds to us.

     Dividends on the Preference Shares will be payable when, as and if declared by our board of directors out of funds legally available for the payment of dividends. Our ability to pay dividends, however, may be limited because we currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions and advances from our subsidiaries are the principal source of funds necessary to meet our dividend, redemption and liquidation preference payment obligations. The financial condition and operating and regulatory requirements of our subsidiaries, may limit our ability to obtain the cash required to satisfy our obligations, including dividend, redemption and liquidation preference payments on the Preference Shares. Our subsidiaries are subject to significant statutory and regulatory restrictions that limit their ability to declare and pay dividends on the shares we own. See “Risk Factors—Risks Related to Ownership of Our Common Shares—Because we are a holding company and substantially all of our op-

erations are conducted by our subsidiaries, our ability to meet any ongoing cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries’ ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints” in our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference in this prospectus. See “Business—Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference in this prospectus. These statutory and regulatory restrictions that limit our subsidiaries’ ability to declare and pay dividends may, in turn, limit our ability to pay dividends on the Preference Shares.

The Preference Shares are perpetual securities, and holders of the Preference Shares can have no assurance of receiving their initial investment back.

     The Preference Shares are perpetual and have no fixed maturity date and may not be redeemed at the option of the holder. As a result, investors generally will not have a right to cause SCA to return their initial investment. There can be no guarantee that an investor will be able to sell its shares in the secondary market or that if such a sale occurs, the sale price will be at or above the initial price paid for the shares.

Holders of the Series A Preference Shares have limited voting rights.

     Holders of the Preference Shares have no voting rights, except as otherwise required by Bermuda law or our bye-laws. See “Description of the Preference Shares—Voting Rights.”

General market conditions and unpredictable factors could adversely affect market prices for the Preference Shares.

     There can be no assurance about the market prices for the Preference Shares. Several factors, many of which are beyond SCA’s control, will influence the market prices of the Preference Shares. Factors that might influence the market prices of the Preference Shares include, but are not limited to, whether dividends have been declared and are likely to be declared and paid on the Preference Shares from time to time; the perceived creditworthiness of SCA; and economic, financial, geopolitical, regulatory or judicial events that affect SCA or financial markets generally.

     Accordingly, if you purchase the Preference Shares, the Preference Shares may trade at a discount to the price that you paid for them.

There may not be an active trading market for the Preference Shares.

     Prior to this offering, there has been no market for the Preference Shares. We will not apply to list the Preference Shares on any securities exchange or to include the Preference Shares in any automated quotation system. As the Preference Shares will not be quoted on a national securities exchange, there may be little or no secondary market for them. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Preference Shares easily, which may affect the price you receive upon any such sale.

Dividends paid on the Preference Shares to U.S. holders who are individuals will not be eligible for reduced tax rates as “qualified dividend income.”

     Because SCA does not intend to apply to list the Preference Shares on any securities exchange, U.S. holders who are individuals will not be eligible for reduced tax rates on dividends paid by SCA on the Preference Shares. Accordingly, dividends paid by SCA on the Preference Shares would be subject to tax at ordinary income rates. See “Certain Tax Considerations—United States Taxation—Taxation of Shareholders—Dividends.”

The Preference Shares are equity and are subordinate to our existing and future indebtedness.

     The Preference Shares are equity interests and do not constitute indebtedness. Consequently, the Preference Shares will rank junior to all of SCA’s indebtedness and other non-equity claims against SCA with respect to assets available to satisfy claims, including in the event of SCA’s liquidation, dissolution or winding up. SCA s existing and future indebtedness may restrict payments of dividends on the Preference Shares. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of the Preference Shares (1) dividends are payable only if and when declared by SCA’s board of directors and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds.

There is no limitation on SCA’s issuance of securities that rank on parity with or senior to the Preference Shares.

     SCA may issue securities that rank on parity with or senior to the Preference Shares without limitation. The issuance of securities ranking on parity with or senior to the Preference Shares may reduce the amount recoverable by holders of the Preference Shares in the event of our liquidation, dissolution or winding up.

Illiquidity and an absence of a public market for the Preference Shares could cause purchasers of the Preference Shares to be unable to resell the Preference Shares for an extended period of time.

     Holders of the Preference Shares may experience difficulty in reselling, or an inability to sell, the Preference Shares. If a market for the Preference Shares develops, any such market may be discontinued at any time. If a trading market develops for the Preference Shares, future trading prices for the Preference Shares will depend on many factors, including, among other things, prevailing interest rates, our financial results, liquidity of the issue, the market for similar securities and other factors, including our financial condition.

Your ability to sell your Initial Preference Shares may be limited and the price at which you may be able to sell your Initial Preference Shares may be significantly lower if you do not exchange them for registered Exchange Preference Shares in the exchange offer.

     If you do not exchange your Initial Preference Shares for Exchange Preference Shares in the exchange offer, your Initial Preference Shares will continue to be subject to the restrictions on transfer as stated in the legends on the Initial Preference Shares. In general, you may not offer, sell or otherwise transfer the Initial Preference Shares in the United States unless they are:

  registered under the Securities Act;
  offered or sold under an exemption from the Securities Act and other applicable securities laws; or

  offered or sold in a transaction not subject to the Securities Act and other applicable securities laws.

     Except for limited instances involving the initial purchasers or holders of Initial Preference Shares who are not eligible to participate in the exchange offer or who receive freely transferable Exchange Preference Shares in the exchange offer, we will not be under any obligation to register the Initial Preference Shares under the Securities Act under the registration rights agreement or otherwise.

     In addition, to the extent that Initial Preference Shares are exchanged in the exchange offer, the trading market for the Initial Preference Shares that remain issued and outstanding may be significantly more limited. As a result, the liquidity of the Initial Preference Shares not tendered for exchange could be adversely affected. The extent of the market for Initial Preference Shares will depend upon a number of factors, including the number of holders of Initial Preference Shares remaining issued and outstanding and the interest of securities firms in maintaining a market in the Initial Preference Shares. An issue of securities with a lesser outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for Initial Preference Shares that are not exchanged in the exchange offer may be affected adversely to the extent that Initial Preference Shares exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the Initial Preference Shares that are not exchanged more volatile.

We will not accept your Initial Preference Shares for exchange if you fail to follow the exchange offer procedures and, as a result, your Initial Preference Shares will continue to be subject to existing transfer restrictions and you may not be able to sell your Initial Preference Shares.

     We will issue Exchange Preference Shares as part of the exchange offer only after a timely receipt of your Initial Preference Shares, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Initial Preference Shares, please allow sufficient time to ensure timely delivery. If we do not receive your Initial Preference Shares, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your Initial Preference Shares for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Initial Preference Shares for exchange. If there are defects or irregularities with respect to your tender of Initial Preference Shares, we will not accept your Initial Preference Shares for exchange. See “The Exchange Offer.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains “forward-looking” statements that involve risks and uncertainties. This prospectus, our annual report to ordinary shareholders, any proxy statement, any other Form 10-K, Form 10Q, or Form 8-K of ours, or any other written or oral statements made by or on behalf of us may include forward-looking statements that reflect our current views with respect to future events and financial performance. Statements that include the words “expect”; “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

We believe that these factors include, but are not limited to, the following:

  changes in rating agency policies or practices, including adverse changes to the financial strength or financial enhancement ratings of any or all of our operating subsidiaries;
  ineffectiveness or obsolescence of our business strategy, due to changes in current or future market conditions or other factors;
  the performance of our invested assets;
  availability of capital (whether in the form of debt or equity) and liquidity (including letter of credit facilities);
  the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;
  increased competition on the basis of pricing, capacity, terms or other factors;
  greater frequency or severity of claims and loss activity on the insurance and credit default swap contracts that we issue, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;
  developments in the world’s financial and capital markets that adversely affect the performance of our investments and our access to such markets;
  changes in the fair value of the credit default swaps that we issue, which we are required to report at fair value under applicable accounting rules. Since the date of our latest issued financial statement, credit spreads widened (which is not indicative of a deterioration in the credit quality of our credit default swap portfolio or any increase in management’s expected losses thereon), which will likely result in an adverse change in fair value in our portfolio of credit default swaps;
  changes in, or termination of, our ongoing reinsurance agreements with certain subsidiaries of XL Capital or FSA;
  changes in regulation or tax laws applicable to us or our customers or suppliers such as our reinsurers;

  changes in the rating agencies’ views on third-party inward reinsurance;
  changes in the availability, cost or quality of reinsurance or retrocessions, including a material adverse change in the ratings of our reinsurers or retrocessionaires;
  changes with respect to XL Capital (including changes in its ownership percentage in us) or our relationship with XL Capital;
  changes that may occur in our operations as a public company;
  changes in accounting policies or practices or the application thereof;
  changes in the officers of our company or our subsidiaries;
  legislative or regulatory developments;
  changes in general economic conditions, including inflation, interest rates, foreign currency exchange rates and other factors; and
  the effects of business disruption or economic contraction due to war, terrorism or natural or other catastrophic events.

     The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated herein or elsewhere. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

     We will not receive any proceeds from the issuance of the Exchange Preference Shares in the exchange offer. The Exchange Preference Shares will evidence the same equity as the Initial Preference Shares tendered in exchange for Exchange Preference Shares. Accordingly, the issuance of the Exchange Preference Shares will not result in any change in our equity.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

     On April 5, 2007, we privately placed the Initial Preference Shares in a transaction exempt from registration under the Securities Act. Accordingly, the Initial Preference Shares may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. References to “Transfer Restricted Shares” are to each Initial Share, until the earliest to occur of (a) the date on which such Initial Share is exchanged for a freely transferable Exchange Share in the exchange offer or (b) the date on which such Initial Share has been effectively registered under the Securities Act and disposed of in accordance with a shelf registration statement. Pursuant to a registration rights agreement with the initial purchaser of the Initial Preference Shares, we agreed, for the benefit of holders of the Preference Shares, to:

  use commercially reasonable efforts to cause to be filed an exchange offer registration statement with the SEC on or before October 2, 2007 (within 180 days after April 5, 2007, the date on which we issued the Initial Preference Shares, or if such 180th day is not a business day, the next succeeding business day) with respect to a registered offer to exchange the Initial Preference Shares for Exchange Preference Shares in the same aggregate principal amount as and with terms that are identical in all material respects to the Initial Preference Shares except that they will not contain terms with respect to transfer restrictions;
  use commercially reasonable efforts to cause the exchange offer registration statement to become effective under the Securities Act (within 60 days after the date on which the S-4 is filed) (such 60th day the “Exchange Effectiveness Target Date”);
  in connection with the foregoing, (A) file all pre-effective amendments to such registration statement as may be necessary in order to cause such registration statement to become effective, (B) file, if applicable, a post-effective amendment to such registration statement pursuant to Rule 430A under the Securities Act and (C) cause all necessary filings in connection with the registration and qualification of the Exchange Preference Shares to be made under the state securities or blue sky laws of such jurisdictions as are necessary to permit Consummation of the exchange offer;
  as soon as practicable after the exchange offer registration statement is declared effective, offer the Exchange Preference Shares in exchange for surrender of the Initial Preference Shares;
  use commercially reasonable efforts to cause the exchange offer registration statement to be effective continuously, supplemented and amended to the extent necessary to ensure that it is available for resales of Exchange Preference Shares received by broker-dealers pursuant to the exchange offer in exchange for Initial Preference Shares acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities (other than Transfer Restricted Securities acquired directly from us) and to ensure that it conforms in all material respects with the requirements of the Securities Act and the policies, rules and regulations of the SEC as announced from time to time;
  use commercially reasonable efforts to keep the exchange offer open for a period of not less than the minimum period required under applicable federal and state securities laws to consummate the exchange offer; provided, however, that in no event shall such period be less than 30 days after the date notice of the exchange offer is mailed to the holders of the Initial Preference Shares;
  use commercially reasonable efforts to cause the exchange offer to comply with all applicable federal and state securities laws and to cause the exchange offer to be consummated no later than 30 days after the Exchange Effectiveness Target Date; and
  if in the reasonable opinion of our counsel there is a question as to whether the exchange offer is permitted by applicable law, (x) to seek a favorable decision from the SEC allowing us to consummate an exchange offer for such Initial Preference Shares and (y) to pursue the issuance of such a decision to the SEC staff level, but shall not be required to take commercially unreasonable action.

     We will be entitled to consummate the exchange offer on the expiration date provided that we have accepted all Initial Preference Shares previously validly tendered in accordance with the terms set forth in this prospectus and the applicable letter of transmittal.

     In addition, under certain circumstances described below, we may be required to file a shelf registration statement to cover resales of the Preference Shares.

     If you are a broker-dealer that receives Exchange Preference Shares for its own account in exchange for Initial Preference Shares that are Transfer Restricted Shares, where you acquired such Initial Preference Shares as a result of market-making activities or other trading activities (other than Transfer Restricted Shares acquired directly from us), you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Preference Shares. See “Plan of Distribution.”

Terms of the Exchange

     Upon the terms and subject to the conditions contained in this prospectus and in the letters of transmittal that accompany this prospectus, we are offering to exchange 250,000 Exchange Preference Shares for 250,000 Initial Preference Shares. The terms of the Exchange Preference Shares are identical in all material respects to the terms of the Initial Preference Shares except that the Exchange Preference Shares will generally be freely transferable and will not have registration rights. The Exchange Preference Shares will evidence the same equity as the Initial Preference Shares. See “Description of the Preference Shares.”

     The exchange offer is not conditioned on any minimum aggregate liquidation preference amount of Initial Preference Shares being tendered for exchange.

     If you are an “affiliate” (within the meaning of the Securities Act) of ours or you intend to participate in the exchange offer for the purpose of distributing the Exchange Preference Shares or you are a broker-dealer (within the meaning of the Securities Act), you:

(1)	will not be able to rely on the interpretations by the staff of the SEC set forth in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), and similar no-action letters; and

(2)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale and such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of Exchange Preference Shares obtained by such holder in exchange for Initial Preference Shares acquired by such holder directly from us.

     To participate in the exchange offer you will be required to represent to us at the time of the consummation of the exchange offer, among other things, that: (1) you are not an affiliate of ours; (2) any Exchange Preference Shares to be received by you will be acquired in the ordinary course of your business; and (3) you are not engaged in, and do not intend to be engaged in, and have no arrangement or understanding with any person to participate in a distribution of the Exchange Preference Shares to be issued in the exchange offer. In addition, you must cooperate in our preparations for the exchange offer. In addition, in connection with any resales of Exchange Preference Shares, any broker-dealer who acquired Exchange Preference Shares for its own account as a result of market-making activities or other trading activities (other than Transfer Restricted Shares acquired directly from us) must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that such a broker-dealer may fulfill its prospectus delivery requirements with respect to the Exchange Preference Shares (other than a resale of an unsold allotment from the initial sale of the Initial Preference Shares) with this prospectus. Under the registration rights agreement, we are required to allow a broker-dealer and other persons with similar prospectus delivery requirements, if any, to use this prospectus in connection with the resale of such Exchange Preference Shares for a period ending on the earlier of (i) one year from the date on which the exchange offer is consummated and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. If you are a broker-dealer that receives Exchange Preference Shares for its own account in exchange for Initial Preference Shares, where you acquired such Initial Preference Shares as a result of marketmaking activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of such Exchange Preference Shares. See “Plan of Distribution.”

Shelf Registration Statement

If:

1.	we are not permitted to effect the exchange offer because of applicable law or SEC policy;

2.	the exchange offer is not consummated by the 30th day after the Exchange Effectiveness Target Date; or

3.	with respect to any holder of Transfer Restricted Shares (A) such holder is prohibited by applicable law or SEC policy from participating in the exchange offer, or (B) such holder may not resell the Exchange Preference Shares acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such initial purchaser, or (C) such holder is a broker-dealer and holds Initial Preference Shares acquired directly from us or one of our affiliates, then, in the case of clauses (A), (B) or (C), such holder so notifies us, we will:

  cause to be filed a “shelf” registration statement pursuant to Rule 415 under the Securities Act, which may be an amendment to the exchange offer registration statement on or prior to 30 days after such filing obligation arises (or if such 30th day is not a business day, the next succeeding business day, and in any event within 300 days after the closing date of the sale of the Initial Preference Shares), (such date being the “Shelf Filing Deadline”), which shelf registration statement shall provide for resales of all Transfer Restricted Shares the holders of which shall have provided the information required as set forth below in “Certain Information in Connection with the Shelf Registration Statement”;
  cause such shelf registration statement to be declared effective by the SEC on or before the 60th day after the obligation to file such shelf registration statement arises (or if such 60th day is not a business day, the next succeeding business day); and
  use commercially reasonable efforts to keep the shelf registration statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of Transfer Restricted Shares by the holders of Transfer Restricted Shares entitled to the benefit of clause 3 above, and to ensure that it conforms in all material respects with the requirements of the Securities Act and the policies, rules and regulations of the SEC as announced from time to time, for a period of at least two years following April 5, 2007 (or shorter period ending when all the Initial Preference Shares covered by such shelf registration statement have been sold pursuant to such shelf registration statement or are no longer restricted securities (as defined in Rule 144 under the Securities Act).

     You will not be entitled, except if you were an initial purchaser of the Initial Preference Shares, to have your Preference Shares registered under the shelf registration statement, unless you agree in writing to be bound by the applicable provisions of the registration rights agreement. In order to sell your Preference Shares under any such shelf registration statement, you generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers. Consequently, you will be subject to the civil liability provisions under the Securities Act in connection with those sales and indemnification obligations under the registration rights agreements.

     Certain Information in Connection with the Shelf Registration Statement. No holder of Transfer Restricted Shares may include any of its Transfer Restricted Shares in any shelf registration statement unless and until such holder furnishes to us in writing, within 20 days after receipt of a request therefor, such information as we may reasonably request for use in connection with any shelf registration statement or prospectus or preliminary prospectus included therein. No increased dividend payment rate will become effective with respect to a Transfer Restricted Share if the applicable registration default arises by reason of the holder of such Transfer Restricted Share failing to make the required representations or to deliver the required information. We shall not be obligated to supplement such shelf registration statement after it has been declared effective by the SEC more than once quarterly to reflect additional holders. Each holder as to which any shelf registration statement is being effected agrees to furnish promptly to us all information required to be disclosed in order to make the information previously furnished to us by such holder not materially misleading.

Additional Dividends

     A registration default will be deemed to have occurred if:

(1)	the exchange offer registration statement is not filed on or before October 2, 2007 (180 days after April 5, 2007, the date on which we issued the Initial Preference Shares or if such 180th day is not a business day, the next succeeding business day);

(2)	the shelf registration statement is not filed on or prior to the Shelf Filing Deadline;

(3)	the exchange offer registration statement is not declared effective on or before the Exchange Effectiveness Target Date;

(4)	the shelf registration statement is not declared effective on or before the 240th day after the obligation to file such shelf registration statement arises (or if such 240th day is not a business day, the next succeeding business day);

(5)	the exchange offer has not been consummated within 30 business days after the Exchange Effectiveness Target Date with respect to the exchange offer registration statement;

(6)	the exchange offer registration statement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose and such exchange offer registration statement is not succeeded within ten days by a post-effective amendment to such exchange offer registration statement that cures such ineffectiveness or failure and that is itself within ten days of filing declared effective; or

(7)	the shelf registration statement is filed and declared effective but thereafter ceases to be effective or fails to be usable for its intended purpose and such shelf registration statement is not succeeded within ten days by a post-effective amendment to such shelf registration statement that cures such ineffectiveness or failure and that is itself within ten days of filing declared effective, provided that we may suspend such shelf registration statement in excess of the periods set forth herein The time periods regarding such registration statement set forth in the registration rights agreement shall be extended by a number of days equal to the number of days the use of the registration statement is suspended.

     If a registration default occurs, we will pay to each holder of Transfer Restricted Securities affected thereby additional dividends at a rate of 0.25% per annum on the liquidation preference of Transfer Restricted Securities held by such holder for the first 90-day period immediately following the occurrence of such registration default. The amount of the additional non-cumulative dividends shall increase by an additional 0.25% per annum on the liquidation preference of Transfer Restricted Securities with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum rate of additional non-cumulative dividends of 0.50% per annum on the liquidation preference of Transfer Restricted Securities; provided that the Company shall in no event be required to pay additional non-cumulative dividends for more than one registration default at any given time. Following the cure of all registration defaults relating to any particular Transfer Restricted Shares, dividends will accrue on the relevant Transfer Restricted Shares at the annual rate provided in the certificate of designations for the payment of dividends in the absence of a registration default; provided, however, that, if after any such reduction in the dividend payment rate, a different registration default occurs, the dividend payment rate applicable to the relevant Transfer Restricted Shares shall again be increased pursuant to the foregoing provisions.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires on the expiration date. The expiration date is     .m., New York City time, on           , 2007, unless we in our sole discretion extend the period during which the exchange offer is open, in which event the expiration date is the latest time and date on which the exchange offer, as so extended by us, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to [The Bank of New York], as the exchange agent, and by timely public announcement communicated in accordance with applicable law or regulation. During any extension of the exchange offer, all Initial Preference Shares previously tendered pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer.

     The exchange date will occur promptly after the expiration date. We expressly reserve the right to (i) terminate the exchange offer and not accept for exchange any Initial Preference Shares for any reason, including if any of the events set forth below under “Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us and (ii) amend the terms of the exchange offer in any manner, whether before or after any tender of the Initial Preference Shares. If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Initial Preference Shares as promptly as practicable. Unless we terminate the exchange offer prior to     .m., New York City time, on the expiration date, we will exchange the Initial Preference Shares for the Exchange Preference Shares on the exchange date.

     If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of Initial Preference Shares in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

     This prospectus and the related letters of transmittal and other relevant materials will be mailed by us to record holders of Initial Preference Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Initial Preference Shares.

How to Tender

     The tender to us of Initial Preference Shares by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal.

     General Procedures. A holder of Initial Preference Shares may tender such Initial Preference Shares by (i) properly completing and signing the applicable letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate representing the Initial Preference Shares being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer, which we refer to as a Book-Entry Confirmation, pursuant to the procedure described below), to the exchange agent at its address set forth on the back cover of this prospectus on or prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

     If tendered Initial Preference Shares are registered in the name of the signer of the letter of transmittal and the Exchange Preference Shares to be issued in exchange therefor are to be issued (and any untendered Initial Preference Shares are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered Initial Preference Shares must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, which we refer to as an Eligible Institution, that is a member of a recognized signature guarantee medallion program, which we refer to as an Eligible Program, within the meaning of Rule 17Ad-15 under the Securities and Exchange Act of 1934. If the Exchange Preference Shares and/or Initial Preference Shares not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Initial Preference Shares, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

     Any beneficial owner whose Initial Preference Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Initial Preference Shares should contact such holder promptly and instruct such holder to tender Initial Preference Shares on such beneficial owner’s behalf. If such beneficial owner wishes to tender such Initial Preference Shares himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such Initial Preference Shares, either make appropriate arrangements to register ownership of the Initial Preference Shares in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

     Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the Initial Preference Shares at The Depository Trust Company, which we refer to as the Book-Entry Transfer Facility, for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Initial Preference Shares by causing the Book-Entry Transfer Facility to transfer such Initial Preference Shares into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Initial Preference Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address specified on the back cover page of this prospectus on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

     The method of delivery of Initial Preference Shares and all other documents is at your election and risk. If sent by mail, we recommend that you use registered mail, return receipt requested, obtain proper insurance, and complete the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

     Guaranteed Delivery Procedures. If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or Initial Preference Shares to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed on the back cover hereof on or prior to the expiration date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Initial Preference Shares are registered, the principal amount of the Initial Preference Shares and, if possible, the certificate numbers of the Initial Preference Shares to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Initial Preference Shares, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless Initial Preference Shares being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal.

     A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the Initial Preference Shares (or a timely Book-Entry Confirmation) is received by the exchange agent. Issuances of Exchange Preference Shares in exchange for Initial Preference Shares tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered Initial Preference Shares (or a timely Book-Entry Confirmation).

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Initial Preference Shares will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letters of transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letters of Transmittal

     The letters of transmittal contain, among other things, the following terms and conditions, which are part of the exchange offer.

     The party tendering Initial Preference Shares for exchange, whom we refer to as the Transferor, exchanges, assigns and transfers the Initial Preference Shares to us and irrevocably constitutes and appoints the exchange agent as the Transferor’s agent and attorney-in-fact to cause the Initial Preference Shares to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Preference Shares and to acquire Exchange Preference Shares issuable upon the exchange of such tendered Initial Preference Shares, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Initial Preference Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Preference Shares. The Transferor further agrees that acceptance of any tendered Initial Preference Shares by us and the issuance of Exchange Preference Shares in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement and that we shall have no farther obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     See “— Terms of the Exchange.”

Withdrawal Rights

     Initial Preference Shares tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered Initial Preference Shares to be withdrawn, the certificate numbers of Initial Preference

Shares to be withdrawn, the principal amount of Initial Preference Shares to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such Initial Preference Shares exchanged, and the name of the registered holder of such Initial Preference Shares, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the Initial Preference Shares being withdrawn. The exchange agent will return the properly withdrawn Initial Preference Shares promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

Acceptance of Original Shares for Exchange; Delivery of Exchange Preference Shares

     Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of Initial Preference Shares validly tendered and not withdrawn and the issuance of the Exchange Preference Shares will be made on the exchange date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered Initial Preference Shares when, as and if we have given written notice thereof to the exchange agent.

     The exchange agent will act as agent for the tendering holders of Initial Preference Shares for the purposes of receiving Exchange Preference Shares from us and causing the Initial Preference Shares to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of Exchange Preference Shares to be issued in exchange for accepted Initial Preference Shares will be made by the exchange agent promptly after acceptance of the tendered Initial Preference Shares. Initial Preference Shares not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of Initial Preference Shares tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged Initial Preference Shares will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

Conditions to the Exchange Offer

     We are not required to accept for exchange, or to issue Exchange Preference Shares in exchange for, any issued and outstanding Initial Preference Shares. We may terminate or extend the exchange offer by oral or written notice to the exchange agent and by timely public announcement communicated in accordance with applicable law or regulation, if:

  any federal law, statute, rule, regulation or interpretation of the staff of the SEC has been proposed, adopted or enacted that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;
  an action or proceeding has been instituted or threatened in any court or by any governmental agency that, in our judgment might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;
  any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part;

  all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained; or
  there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer Exchange Preference Shares issued in the exchange offer without registration of the Exchange Preference Shares and delivery of a prospectus.

     The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

     Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

Exchange Agent

     The Bank of New York has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the back cover page of this prospectus. Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery. The Bank of New York is the transfer agent, paying agent and registrar for the Preference Shares.

Solicitation of Tenders; Expenses

     We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail by The Bank of New York, as exchange agent. Additional solicitations may be made by telephone, facsimile or in person by our officers and regular employees and by persons so engaged by the exchange agent. We will pay no additional compensation to any such officers and employees who solicit tenders.

     We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us and are estimated at approximately $ [ ].

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein.

     The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Initial Preference Shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of Initial Preference Shares in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

Appraisal Rights

     You will not have appraisal rights in connection with the exchange offer.

Federal Income Tax Consequences

     The exchange of Initial Preference Shares for Exchange Preference Shares should not be a taxable exchange for U.S. federal income tax purposes, and holders should not recognize any taxable gain or loss as a result of such exchange. See “Certain Tax Considerations.”

Other

     Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

     As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Preference Shares pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the Initial Preference Shares and the registration rights agreement. Holders of the Initial Preference Shares who do not tender their Initial Preference Shares in the exchange offer will continue to hold such Initial Preference Shares and will be entitled to all the rights, and limitations applicable thereto, as set forth in the offering memorandum, dated as of March 29, 2007, covering the initial issuance of the Preference Shares by Security Capital Assurance Ltd to Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets LLC, as representatives of the initial purchasers (hereinafter referred to as the offering memorandum), except for any such rights under the registration rights agreement which by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See “Description of the Preference Shares.” All untendered Initial Preference Shares will continue to be subject to the restriction on transfer set forth in the offering memorandum. To the extent that Initial Preference Shares are tendered and accepted in the exchange offer, the trading market, if any, for the Initial Preference Shares could be adversely affected. See “Risk Factors—Your ability to sell your Initial Preference Shares may be limited and the price at which you may be able to sell your Initial Preference Shares may be significantly lower if you do not exchange them for registered Exchange Preference Shares in the exchange offer.”

     We may in the future seek to acquire untendered Initial Preference Shares in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any Initial Preference Shares which are not tendered in the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

     The ratio of earnings to fixed charges and preference share dividends of SCA, on a consolidated basis, for each of the periods indicated are as follows:

	Six Month
	Period Ended
	June 30,		Fiscal Year ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Ratio of earnings to fixed
charges and preference
share dividends	22.lx	8.8x	12.6x	8.3x	4.2x	6.2x	6.6x

REPLACEMENT CAPITAL COVENANT

     On April 5, 2007, in connection with the sale of the Preference Shares, we entered into a Replacement Capital Covenant (the “Replacement Capital Covenant”), whereby we agreed for the benefit of holders of one or more designated series of our long-term debt securities that we may issue in the future that (i) we will not redeem, exchange or purchase the Preference Shares and (ii) none of our subsidiaries will purchase or exchange the Preference Shares, except, subject to certain limitations, to the extent that the applicable redemption, exchange or purchase price does not exceed a specified amount of cash proceeds from the sale of certain specified qualifying replacement capital securities raised during the period commencing on the 180th calendar day prior to the date of notice of the redemption or the date of purchase. We have made no decision as to whether, or when, we would issue debt securities that would have the benefit of that covenant. While such provisions are in effect, there could be circumstances where we would wish to redeem, exchange or purchase some or all of the Preference Shares but be restricted from doing so.

     In order to give effect to our intent set forth in Recital C of the Replacement Capital Covenant, we are entering into and disclosing the content of the Replacement Capital Covenant with the intent that the covenants provided for in the Replacement Capital Covenant be enforceable by each future Covered Debtholder (as defined in the Replacement Capital Covenant), and that we be stopped from disregarding its covenants in the Replacement Capital Covenant.

     The Replacement Capital Covenant may be terminated if (i) holders of at least a majority by principal amount of the then-effective series of covered debt consent or agree in writing to terminate the Replacement Capital Covenant, (ii) we no longer have outstanding any indebtedness that qualifies as covered debt or (iii) we no longer have any outstanding Preference Shares. In addition, if not earlier terminated, the Replacement Capital Covenant will terminate on September 30, 2047; provided, however, that the September 30, 2047 termination date may be extended at our option.

DESCRIPTION OF THE PREFERENCE SHARES

     The following description of the Preference Shares includes a summary of certain provisions of our Memorandum of Association and Bye-laws, as well as the SCA Board Resolutions designating the rights, preferences and other terms of the Preference Shares being offered by this prospectus. The following description is only a summary of the material provisions of the SCA Board Resolutions and applicable provisions of our Memorandum of Association and Bye-laws, does not purport to be complete and is qualified in its entirety by reference to the relevant provisions of those documents, including the definitions therein of certain terms used below. For a complete description of the terms and provisions of the Preference Shares, you should refer to our Memorandum of Association and our Bye-Laws, which are incorporated by reference herein, and the SCA Board Resolutions which you may request copies of at our address set forth under “Incorporation of Certain Documents by Reference.” “See “Certain Tax Considerations” elsewhere in this prospectus for a summary of material Bermuda, United Kingdom and United States federal tax consequences applicable to holders of Preference Shares. In this section, references to “SCA”, “we”, “us,” “our” and “ours” refer to Security Capital Assurance Ltd and not any of its subsidiaries.

General

     We have an authorized share capital of $5,000,000, or 500,000,000 shares, par value $0.01 per common share. Subject to certain limitations contained in our Bye-laws and any limitations prescribed by applicable law, our board of directors is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting, and the designation of, any such series, without further vote or action by our shareholders.

     We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions and advances from our subsidiaries are the principal source of funds necessary to meet our dividend, redemption and liquidation preference payment obligations. Contractual provisions or laws, as well as the financial condition and operating and regulatory requirements of our subsidiaries, may limit our ability to obtain the cash required to satisfy our obligations, including dividend, redemption and liquidation preference payments on the Preference Shares. For a description of certain regulatory restrictions on the payment of dividends by our subsidiaries, see Note 17 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

Holders of the Preference Shares will not have the benefit of any sinking fund or preemptive rights.

Dividends

     The rights of holders of the Preference Shares to receive dividends are non-cumulative. Accordingly, to the extent dividends are neither declared nor paid in respect of any Dividend Period in respect of the Preference Shares, holders of the Preference Shares will have no right to receive some or all of the dividends in respect of that Dividend Period and SCA will have no obligation to pay some or all of the dividends in respect of that Dividend Period in respect of such Preference Shares, whether or not dividends are payable in respect of any future Dividend Period.

     During the Fixed Rate Period, holders of Preference Shares will be entitled to receive, when, as and if declared by the board of directors of SCA, cash dividends at a fixed annual rate equal to 6.88% per annum on the $1,000 liquidation preference per share on March 31 and September 30 of each year, commencing on September 30, 2007. In the event that a Dividend Payment Date during the Fixed Rate Period is not a Business Day, any dividend then due and payable will instead be paid on the immediately following Business Day and no further sum will be payable in respect of such delay. During the Fixed Rate Period, dividends payable with respect to any full Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months and dividends payable for any Dividend Period that is not a full Dividend Period will be computed on the basis of the actual number of days elapsed during the Dividend Period, in each case rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

     During the Floating Rate Period, holders of Preference Shares will be entitled to receive, when, as and if declared by the board of directors of SCA, cash dividends at a floating annual rate equal to Three-Month LIBOR (as defined below), plus 2.715% on the liquidation preference of $1,000 per share on March 31, June 30, September 30 and December 31 of each year. In the event that a Dividend Payment Date during the Floating Rate Period would otherwise fall on a day that is not a Business Day, such Dividend Payment Date will be postponed to the immediately following Business Day and the applicable Dividend Period will end on, but exclude, such immediately following Business Day (unless such day would fall in the next calendar month, in which case the Dividend Payment Date will be the immediately preceding Business Day). During the Floating Rate Period, dividends will be calculated by applying the Floating Rate to the liquidation preference of $1,000 per share and multiplying such product by the actual number of days in the Dividend Period divided by 360 and rounding the resulting figure to the nearest cent (half a cent being rounded upwards).

     “Three-Month LIBOR” with respect to any Dividend Period shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the first day of such Dividend Period that appears on Reuters LIBOR01 Page (as defined below) as of 11:00 a.m., London time, on the Determination Date (as defined below). If the Reuters LIBOR01 Page as of 11:00 a.m., London time, does not include the applicable rate or is unavailable on the Determination Date, the calculation agent will request the principal London office of each of four major banks in the London in-terbank market, as selected by the calculation agent, to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representative Amount (as defined below) for a three-month period beginning on the first day of that Dividend Period. If at least two offered quotations are so provided, LIBOR for the Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the Determination Date for loans in a Representative Amount to leading European banks for a three-month period beginning on the first day of that Dividend Period. If at least three rates are so provided, LIBOR for the Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of those rates. If fewer than three rates are so provided, then LIBOR for the Dividend Period will be LIBOR in effect with respect to the immediately preceding Dividend Period.

     “Business Day” means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Bermuda, London and New York City.

     “Determination Date” with respect to any Dividend Period will be the second London Banking Day preceding the first day of that Dividend Period. London Banking Day is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

     “Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

     “Reuters LIBOR01 Page” means the display designated on page LIBOR01 on the Reuters Page (or such other page as may replace the LIBOR01 page on the Reuters Page or such other service as may be nominated by the British Bankers Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits).

     “Reuters Page” means the display on Reuters Money 3000 Service, or any successor service.

     Dividends on the Preference Shares, if declared, began to accrue from the date of original issuance and thereafter from the most recent Dividend Payment Date. If declared, dividends will be payable to holders of record as they appear in SCA’s Register of Members at the close of business on the applicable record date, which will be one day prior to the Dividend Payment Date as long as all of the Preference Shares remain in book-entry form. If all of the Preference Shares are not in book-entry form, the record date with respect to such Preference Shares will be 15 days prior to the Dividend Payment Date for the Preference Shares, irrespective of whether or not such record date is a Business Day.

     No dividends on the Preference Shares will be declared by the board of directors of SCA, or paid or set apart for payment by SCA, at any time during which the terms and provisions of any of SCA’s agreements, including any agreement relating to SCA’s indebtedness, would prohibit a declaration, payment or setting apart for payment of a dividend or provide that such a declaration, payment or setting apart for payment would constitute a breach or a default or would not be permitted thereunder. No dividends on the Preference Shares will be declared or paid or set apart for payment if prohibited by applicable law or regulation.

     As long as any Preference Shares are outstanding, no dividends or other distributions may be declared or paid or set apart for payment on any class or series of shares ranking pari passu with such Preference Shares as to the payment of dividends and the distribution of amounts upon any liquidation, dissolution or winding up of SCA, as further described in the SCA Board Resolutions and “—Ranking” (the “Parity Shares”), for any period unless either (1) full dividends have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on such Preference Shares for the then-current Dividend Period, or (2) all dividends declared upon such Preference Shares and any Parity Shares are declared pro rata so that the amount of dividends declared per share on the Preference Shares and any Parity Shares will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on such Preference Shares (with respect to the then-current Dividend Period) and such Parity Shares bear to each other.

     As long as any Preference Shares are outstanding, (i) no dividends (other than those paid in common shares or other shares ranking junior in right of payment to the Preference Shares as to dividends and the distribution of assets upon any liquidation, dissolution or winding up of SCA (together with the common shares, “Fully Junior Shares”)) may be declared or paid or set apart for payment upon any common shares or other shares ranking junior in right of payment to the Preference Shares as to dividends or the distribution of assets upon any liquidation, dissolution or winding up of SCA (together with the common shares, “Junior Shares”), (ii) no other distribution (other than those paid in Fully Junior Shares) may be declared or paid or set apart for payment upon any Junior Shares, and (iii) no Junior Shares may be re-

deemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of common shares made for purposes of any employee incentive, stock, benefit or any similar plan of SCA or any of its subsidiaries) for any consideration (or any moneys be paid to or made available for a sinking fund or the redemption of any Junior Shares) by SCA (except by conversion into or exchange for Fully Junior Shares), unless, in any such case, full dividends on the Preference Shares and any Parity Shares have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, for the then-current Dividend Period.

     Subject to applicable law, any dividend payment unclaimed for a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to SCA, and the payment by the board of directors of SCA of any unclaimed dividend, interest or other sum payable on or in respect of the share into a separate account will not make SCA a trustee thereof.

Payment of Additional Amounts

     SCA will make all payments on the Preference Shares free and clear of, and without deduction or withholding for or on account of, any present or future taxes, assessments or other governmental charges imposed by any jurisdiction, political subdivision or taxing authority described in the second paragraph under “—Redemption—Tax Event Redemption,” unless the deduction or withholding of such taxes, assessments or other governmental charges is required by law, regulations or rulings or the application or official interpretation of such law, regulations or rulings. In such a case, SCA will pay, or cause to be paid, additional amounts to the registered holders of the Preference Shares as additional dividends to make up for any deduction or withholding for any present or future taxes, assessments or other governmental charges imposed by any jurisdiction, political subdivision or taxing authority described in the second paragraph under “—Redemption—Tax Event Redemption” in respect of any amounts that SCA or a successor corporation must pay with respect to the Preference Shares, so that the net amounts paid to holders of the Preference Shares, after that deduction or withholding, shall equal the respective amounts that would have been receivable by such holders had no such withholding or deduction been required. For the avoidance of doubt, all references to payments on the Preference Shares, including, without limitation, payments of liquidation amounts, redemption prices and dividends, shall be deemed to include the payment of any such additional dividends in respect of additional amounts. However, SCA will not be obligated to pay additional amounts to any holder of Preference Shares that:

  resides in or is a citizen of the jurisdiction, political subdivision or taxing authority imposing the taxes, assessments or other governmental charges that would otherwise trigger SCA’s obligation to pay additional amounts; or
  is a fiduciary, partnership, limited liability company or other pass-through entity if, and to the extent that, the payment of additional amounts would be required by a jurisdiction, political subdivision or taxing authority described in the second paragraph under “—Redemption—Tax Event Redemption” to be included in the income for tax purposes of a beneficiary or settler with respect to that fiduciary or a member of that partnership, limited liability company or other pass-through entity who would not have been entitled to any additional amounts had that beneficiary, settler or member held those Preference Shares directly.

     In addition, SCA will not be obligated to pay any additional amounts to any holder of Preference Shares on account of:

  any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between the holder of a Fixed/Floating

  Rate Preference Share and the taxing jurisdiction or political subdivision, or any Fixed/Floating Rate Preference Share presented for payment more than 30 days after the relevant date, which means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the depositary on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders of the Preference Shares, and notice to that effect shall have been duly given to holders of the Preference Shares;
  any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;
  any tax, assessment or other governmental charge that is payable other than by withholding or deduction from payment of the liquidation preference of or any dividends on the Preference Shares;
  any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the Preference Shares to promptly comply with a request by SCA to (i) provide information, documents, certifications or other evidence concerning the nationality, residence or identity of the holder or beneficial owner of such Preference Shares or (ii) make and deliver any declaration or other similar claim, other than a claim for refund of a tax, assessment or other governmental charge withheld by SCA, or satisfy any information or reporting requirements, which, in the case of clause (i) or (ii) of this sentence, is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of that tax, assessment or other governmental charge; or
  any combination of the items identified by the bullet points above.

     SCA’s obligation to make any payments of such additional amounts with respect to dividends (including any accrued and unpaid dividends relating to any redemption payments or payments on liquidation, dissolution or winding up of SCA) is subject to the limitation based on distributable profits described under “—Certain Restrictions on Payment of Dividends” and “—Certain Restrictions on Redemption or Purchase of Shares” and to applicable law.

Certain Restrictions on Payment of Dividends

     Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of such company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation.

Certain Restrictions on Redemption or Purchase of Shares

     Our ability to redeem the Preference Shares may be limited by the terms of agreements, understandings or covenants that we may enter into in the future. Any such agreement, understanding or covenant is not intended for the benefit of holders of the Preference Shares and would not be enforceable by them, and any such covenant would not be a term of the Preference Shares. See “Replacement Capital Covenant” for certain other restrictions on our ability to redeem, exchange or purchase the Preference Shares.

     Under Bermuda law, SCA may not redeem or purchase the Preference Shares, except out of SCA’s profits, from the proceeds of a new issue of shares made for the purpose of the redemption or purchase, out of capital or from the share premium account. A payment out of capital or the share premium account is not lawful unless immediately following the date on which the payment is proposed to be made, SCA is able to pay its debts as they fall due in the ordinary course of business. The premium, if any, payable on redemption or purchase must be provided for out of SCA’s profits that would otherwise be available for dividend or distribution or out of SCA’s share premium account before or at the time the Preference Shares are redeemed or purchased.

Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SCA, holders of outstanding Preference Shares will be entitled to receive from its assets legally available for distribution to shareholders, as a liquidation preference, $1,000 per share plus any declared but unpaid dividends with respect to the then-current Dividend Period to the date fixed for distribution before any distribution is made to holders of any Junior Shares, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period.

     After payment of the full amount of the liquidating distributions to which they are entitled, holders of outstanding Preference Shares will have no right or claim to any of SCA’s remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of SCA, SCA’s available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Preference Shares and the corresponding amounts payable on all Parity Shares, then holders of Preference Shares and all such Parity Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of the Preference Shares and all Parity Shares, SCA’s remaining assets will be distributed among holders of any Junior Shares according to their respective rights and preferences and, in each case, according to their respective number of shares. For such purposes, a consolidation, amalgamation, merger, arrangement or reconstruction involving SCA or the sale or transfer of all or substantially all of the shares or the property or business of SCA will not be deemed to constitute a liquidation, dissolution or winding up.

Redemption

     The Preference Shares have been issued as perpetual securities with no fixed maturity date and holders of the Preference Shares do not have any rights to require SCA to redeem their Preference Shares at any time.

     Except as described below under “—Redemption upon the Submission of Certain Shareholder Proposals,” “—Tax Event Redemption” and “—Rating Agency Event Redemption,” the Preference

Shares may not be redeemed at the option of SCA prior to September 30, 2017. From or after September 30, 2017, SCA, at its option, upon not less than 30 nor more than 60 days’ prior written notice, may redeem such Preference Shares in whole at any time or from time to time in part, for cash at a redemption price of $1,000 per share plus any declared but unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period. Holders of any Preference Shares to be redeemed will be entitled to the redemption price following the surrender of certificates for such shares at the place designated in the notice.

     If fewer than all of the outstanding Preference Shares are to be redeemed at the option of SCA, the number of shares to be redeemed will be determined by SCA in its discretion and such shares may be redeemed pro rata from holders of record of Preference Shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), or by lot.

     Unless the full dividends on the Preference Shares and all Parity Shares for the then-current Dividend Period shall have been declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment on or prior to the date of such redemption, purchase or other acquisition, no Preference Shares or Parity Shares may be redeemed, purchased or otherwise acquired by SCA unless all outstanding Preference Shares and any Parity Shares are redeemed; provided that SCA may acquire fewer than all of the outstanding Preference Shares or Parity Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preference Shares and Parity Shares.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preference Shares to be redeemed at the address shown in SCA’s Register of Members; provided that, if the Preference Shares are held in book-entry form through DTC, SCA may give notice in any manner permitted by DTC. Each notice will state, as appropriate: (i) the redemption date; (ii) the number of Preference Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preference Shares are to be surrendered for payment of the redemption price if any such certificates are outstanding; and (v) where applicable, that dividends on such Preference Shares to be redeemed will cease to accrue on such redemption date. If fewer than all Preference Shares are to be redeemed, the notice provided to each such holder thereof will also specify the number of Preference Shares to be redeemed from such holder. If notice of redemption of any Preference Shares has been given and if the funds necessary for such redemption have been set apart by SCA in trust for the benefit of holders of Preference Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Preference Shares being redeemed, the Preference Shares will no longer be deemed to be outstanding and all rights of holders of such shares will terminate, except the right to receive the redemption price.

     If a redemption date falls after a dividend record date with respect to which a dividend has been declared and prior to the corresponding Dividend Payment Date, holders of the Preference Shares at the close of business on the dividend record date will be entitled to receive the dividend payable with respect to the Preference Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between the dividend record date and the corresponding Dividend Payment Date or a default in the payment of the dividend due on such Dividend Payment Date.

     Subject to (i) any agreements, understandings or covenants that we may enter into that restrict us from purchasing shares, (ii) certain limitations contained in SCA’s Memorandum of Association, (iii) certain limitations contained in SCA’s Bye-Laws, (iv) any special rights granted to any of SCA’s issued and outstanding shares, (v) applicable law, (vi) as described in “Replacement Capital Covenant” and (vii) SCA’s requirement to make a purchase or exchange offer on the same terms to holders of all outstanding shares of Preference Shares and Parity Shares, SCA may, at any time and from time to time, acquire outstanding Preference Shares in the open market, by tender to all holders of such Preference Shares, by private agreement or otherwise as SCA sees fit. Any Preference Shares that SCA acquires for its own account (other than in the ordinary course of business of dealing in securities) will be canceled by SCA and will no longer be issued and outstanding.

Redemption upon the Submission of Certain Shareholder Proposals

     At any time prior to September 30, 2017, provided that at such time, some or all of the Preference Shares are outstanding, if SCA (i) shall have submitted to holders of its common shares a proposal concerning an amalgamation, consolidation, merger, arrangement, reconstruction, reincorporation, deregistration or any other similar transaction involving SCA that requires, or (ii) shall have submitted any proposal for any other matter that, as a result of any change in Bermuda law after the date of this prospectus (whether by enactment or official interpretation) requires, in each case, a vote of holders of Preference Shares at the time outstanding, voting separately as a single class (alone or with one or more other classes or series of preference shares), then SCA will have the option, upon not less than 30 nor more than 60 days’ prior written notice in accordance with the procedures described under “—Redemption,” to redeem for cash all of the outstanding Preference Shares at a redemption price equal to the applicable Make Whole Amount for the Preference Shares, plus any declared but unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period. See “Replacement Capital Covenant” and “—Certain Restrictions on Redemption or Purchase of Shares” above for certain restrictions on our ability to redeem, exchange or purchase the Preference Shares.

Tax Event Redemption

     SCA will have the option to redeem for cash any of the Preference Shares, at any time, in whole but not in part, upon not less than 30 nor more than 60 days’ prior written notice in accordance with the procedures described under “—Redemption,” at a redemption price equal to the Make Whole Amount for the Preference Shares, plus any declared but unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period, if (i) there is a “change in tax law” that would require SCA or any successor corporation to pay any additional amounts with respect to the Preference Shares and (ii) the payment of such additional amounts cannot be avoided by the use of any reasonable measures available to SCA or any successor corporation.

     A “change in tax law” that would trigger the provisions of the preceding paragraph would be (i) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (ii) a change in the official application or interpretation of those laws, regulations or rulings or (iii) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party after the date of this prospectus. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which SCA or its paying agent is making payments on the Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which SCA or a successor corporation is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

     In addition, SCA will have the option to redeem for cash any of the Preference Shares at any time, in whole but not in part, upon not less than 30 nor more than 60 days’ prior written notice in accordance with the procedures set forth under “—Redemption” at a redemption price equal to the Make Whole Amount for Preference Shares, plus any declared but unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period, if the entity formed by a consolidation, merger or amalgamation involving SCA or the entity to which it conveys, transfers or leases substantially all of its properties and assets is required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder of Preference Shares as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease and the payment of those amounts cannot be avoided by any reasonable measures available to SCA. See “Replacement Capital Covenant” and “—Certain Restrictions on Redemption or Purchase of Shares” above for certain restrictions on our ability to redeem, exchange or purchase the Preference Shares.

Rating Agency Event Redemption

     If at any time following the original date of issuance of the Preference Shares there shall occur a Rating Agency Event in respect of the Preference Shares, then SCA will have the option, upon not less than 30 nor more than 60 days’ prior written notice in accordance with the procedures described under “—Redemption,” to redeem for cash all of the outstanding Preference Shares at a redemption price equal to the applicable Make Whole Amount for the Preference Shares, plus any declared but unpaid dividends with respect to the then-current Dividend Period to the date of redemption, without interest on such declared but unpaid dividends and without accumulation of dividends for any prior Dividend Period to the extent not declared and payable in respect of such Dividend Period.

     For purposes of the preceding paragraph, “Rating Agency Event” means a change by any nationally recognized statistical rating organization within the meaning of Rule 15c3-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that currently publishes a rating for SCA (a “Rating Agency”) to SCA’s equity credit criteria for the Preference Shares, as such criteria are in effect on the date of this prospectus (the “Current Criteria”), which change results in (i) the shortening of the length of time for which such current equity credit is scheduled to be in effect with respect to the Preference Shares or (ii) a lower equity credit being given to the Preference Shares, as of the date of such change than the equity credit that would have been assigned to the Preference Shares as of the date of such change by such Rating Agency pursuant to its Current Criteria. See “Replacement Capital Covenant” and “—Certain Restrictions on Redemption or Purchase of Shares” above for certain restrictions on our ability to redeem, exchange or purchase the Preference Shares.

Make Whole Amount

     With respect to the Preference Shares, the “Make Whole Amount” for any redemption date will be equal to the greater of (i) the aggregate liquidation preference of the Preference Shares to be redeemed and (ii) the sum of the present values of the aggregate liquidation preference of the Preference Shares to be redeemed and the remaining scheduled payments of dividends on the Preference Shares to be redeemed up to but excluding September 30, 2017 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate (as defined below) plus 50 basis points.

     For the purposes of the preceding paragraph:

  “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the period from and including the redemption date to but excluding September 30, 2017 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to such period of time. If no United States Treasury security has a maturity which is within a period from three months before to three months after the remaining life, the two most closely corresponding United States Treasury securities, as selected by the Reference Treasury Dealer, shall be used as the Comparable Treasury Issue, and the adjusted Treasury Rate shall be interpolated or extrapolated on a straight-line basis, rounding to the nearest month, using such securities.
  “Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the H.15 Daily Update published on such Business Day, or (ii) if such release (or any successor release) is not published or does not contain prices on such Business Day, the Reference Treasury Dealer Quotation actually obtained by the calculation agent for such redemption date.
  “H.15 (519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.
  “H.15 Daily Update” means the daily update of H.15 (519) available through the world wide website of the Board of Governors of the Federal Reserve System or any successor site or publication.
  “Reference Treasury Dealer” means a nationally recognized investment bank that is a primary U.S. government securities dealer in New York City selected by SCA.
  “Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the calculation agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the calculation agent by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.
  “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Voting Rights

     Generally, holders of the Preference Shares will not have any voting rights, except as described below or as otherwise from time to time required by law or as required by the rules or regulations of any national securities exchange under which the Preference Shares are then registered. If dividends on the Preference Shares are not paid in an aggregate amount equivalent to dividends for six full quarterly periods (which, during the Fixed Rate Period, shall mean three Dividend Periods and, during the Floating Rate Period, shall mean six Dividend Periods), whether or not declared and whether or not consecutive, holders of such affected Preference Shares voting as a single class with all other series of the preference shares then having such right, will have the right to elect two persons who will then be appointed as additional directors to the board of directors of SCA. The right of holders of the Preference Shares will cease (subject always to the same provision for the vesting of such rights if dividends on such Preference Shares are not paid in future periods) upon the earlier to occur of (i) the first date as of which full dividends on the Preference Shares have been paid for at least four consecutive quarterly periods (which, during the Fixed Rate Period, shall mean two Dividend Periods and, during the Floating Rate Period, shall mean four Dividend Periods) and (ii) the redemption of all such Preference Shares.

     Holders of Preference Shares are not entitled to vote on any sale of all or substantially all of the assets of SCA or the issuance of any shares that rank pari passu with, or senior or junior to, the Preference Shares as to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of SCA.

Conversion

     The Preference Shares are not convertible into, exchangeable for, or carry rights or options to purchase, any common shares or any other class or series of securities of SCA or any other entity, except as otherwise set forth under “Registration Rights; Additional Dividends.”

Ranking

     Any class or series of shares of SCA shall be deemed to rank (i) senior to the Preference Shares and the Parity Shares, as to the payment of dividends and as to any voluntary or involuntary return of assets on liquidation, dissolution or winding up of SCA, if holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up, as the case may be, of SCA in preference or priority to holders of the Preference Shares and the Parity Shares, (ii) pari passu with the Preference Shares and the Parity Shares, as to the payment of dividends and as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of SCA, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof shall be different from those of the Preference Shares or Parity Shares, if holders of such class or series, each of the Preference Shares and the Parity Shares shall be entitled to the receipt of dividends and of amounts distributable upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of SCA in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other, or (iii) junior to the Preference Shares and the Parity Shares, as to the payment of dividends or as to distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up SCA, if such class or series is common shares or other shares ranking junior in right of payment to the Preference Shares and the Parity Shares as to dividends or as to the distribution of assets upon any voluntary or involuntary return of assets on liquidation, dissolution or winding up of SCA.

Limitations on Ownership and Transfer Restrictions

     Our board of directors may decline to register a transfer of any common shares if they have reason to believe that any non de minimis adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders or indirect holders of shares of our affiliates may occur as a result of such transfer. Transfers must be by instrument unless otherwise permitted by the Companies Act. Each transfer must comply with current Bermuda Monetary Authority (“BMA”) permission or have specific permission from the BMA. In addition, if, and for so long as (and whenever), the common shares of a shareholder, including votes conferred by “controlled shares,” would otherwise represent more than

9.5% of the aggregate voting power of all common shares entitled to vote on a matter, including an election of directors, the votes conferred by such shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by our Bye-laws), the votes conferred by such shares represent 9.5% of the aggregate voting power of all common shares entitled to vote on such matters, provided that the foregoing restrictions do not apply to common shares held by XL Capital or its subsidiaries or, in certain circumstances, up to three transferees thereof. Notwithstanding the foregoing restrictions, the board may make such final adjustments to the aggregate number of votes conferred by the common shares of any person that the board considers fair and reasonable in all circumstances to ensure that such votes represent 9.5% of the aggregate voting power of the votes conferred by all common shares entitled to vote generally at an election of directors. See “Description of the Preference Shares—Voting Rights.”

     Any person who, directly or indirectly, becomes a holder of at least 10 percent, 20 percent, 33 percent or 50 percent of the shares of SCA must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their holding of shares in SCA and direct, among other things, that voting rights attaching to the shares shall not be exercisable. A person that does not comply with such a notice or direction from the Authority will be guilty of an offence.

     For so long as SCA has as a subsidiary an insurer registered under the Bermuda Insurance Act, the BMA may at any time, by written notice, object to a person holding 10 percent or more of SCA’s shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of shares in SCA and direct, among other things, that such shareholder’s voting rights attaching to the shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offence.

Market for the Preference Shares

     There is currently no established trading market for the Preference Shares and the Preference Shares will not be listed on any securities exchange or otherwise quoted in any automated inter-dealer quotation system. The initial purchasers are under no obligation to make a market in the Preference Shares and, to the extent that such market making is commenced, it may be discontinued at any time. There is no assurance that a secondary market will develop or, if it does develop, that it will provide holders of the Preference Shares with any significant liquidity with respect to their investment or that the market will continue. Prospective investors should proceed on the assumption that they may have to bear the economic risk of an investment in the Preference Shares for an extended period, if not indefinitely.

Transfer Agent, Paying Agent, Calculation Agent and Registrar

     The transfer agent, paying agent and registrar for the Preference Shares is The Bank of New York. SCA appointed The Bank of New York to serve as the calculation agent with respect to the Preference Shares.

Book-Entry Issuance

     The Exchange Preference Shares will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. This means that we will not issue certificates to you for the Exchange Preference Shares except in limited circumstances. The global securities will be issued to DTC, the depository for the Exchange Preference Shares, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Exchange Preference Shares. Each participant will then keep a record of its clients. Unless exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global securities will be shown on, and transfers of the global securities will be made only through, records maintained by DTC and its participants.

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. We do not take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     When you purchase Preference Shares through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the Preference Shares on DTC’s records. Since you actually own the Preference Shares, you are the beneficial owner and your ownership interest will only be recorded in the direct (or indirect) participants’ records. DTC has no knowledge of your individual ownership of the Preference Shares. DTC’s records only show the identity of the direct participants and the amount of the Preference Shares held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus, the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

     We will wire dividend payments to DTC’s nominee and we will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global securities to you or any other beneficial owners in the global securities.

     Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

     It is DTC’s current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants’ accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with Preference Shares on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the Preference Shares held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC or us.

     Preference Shares represented by global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

     DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     we determine not to require all of the Preference Shares to be represented by global securities.

     If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the Preference Shares at its corporate office.

REGISTRATION RIGHTS; ADDITIONAL DIVIDENDS

     The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of the Preference Shares. See “—Where to Find More Information.”

     We and the initial purchasers of the Initial Preference Shares entered into the registration rights agreement at the time of the closing of the issuance and sale of the Initial Preference Shares. Pursuant to the registration rights agreement, we agreed to file with the SEC an exchange offer registration statement on the appropriate form under the Securities Act with respect to the Exchange Preference Shares. Upon the effectiveness of the exchange offer registration statement, we will offer to the holders of the outstanding Initial Preference Shares who are able to make certain representations the opportunity to exchange their transfer restricted securities (as defined below) for corresponding Exchange Preference Shares pursuant to the exchange offer.

For purposes of the following, “transfer restricted securities” means each Preference Share until the earliest to occur of:

(1)	the date on which such Preference Share has been exchanged by a person other than a broker-dealer for an exchange security in the exchange offer and entitled to be resold to the public by such person without complying with the prospectus delivery requirements of the Securities Act;

(2)	following the exchange by a broker-dealer in the exchange offer of an Initial Share for an Exchange Share, the date on which such Exchange Share is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

(3)	the date on which such Initial Share has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement (as described below); or

(4)	the date on which such Initial Preference Share is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1)	we will file an exchange offer registration statement with the SEC on or prior to 180 days after the closing of the offering of the Initial Preference Shares;

(2)	we will use all commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 240 days after the closing of the offering of the Initial Preference Shares;

(3)	unless the exchange offer would not be permitted by applicable law or SEC policy, we will

(a) commence the exchange offer; and

(b) use all commercially reasonable efforts to issue on or prior to 30 days, or longer, if required by the federal securities laws, after the date on which the exchange offer registration statement was declared effective by the SEC, Exchange Preference Shares in exchange for all Initial Preference Shares tendered prior thereto in the exchange offer; and

(4)	if obligated to file the shelf registration statement, we will use all commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 30 the this offering) and to cause the shelf registration to be declared effective by the SEC on or prior to 60 days after such obligation arises.

If:

(1)	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2)	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(3)	we fail to consummate the exchange offer within 30 days of the Effectiveness Target Date with respect to the exchange offer registration statement; or

(4)	the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of transfer restricted securities during the periods specified in the registration rights agreement without being succeeded immediately by an additional registration statement which becomes effective

(each such event referred to in clauses (1) through (4) above, a “Registration Default”), then we will pay additional non-cumulative dividends on the Preference Shares, with respect to the first 90-day period immediately following the occurrence of the first Registration Default at a rate of 0.25% on the liquidation preference. The amount of additional dividends will increase by an additional 0.25% on the liquidation preference with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum rate of additional dividends for all Registration Defaults of 0.50% on the liquidation preference.

     All additional non-cumulative dividends shall be paid by us on each Dividend Payment Date under the Initial Preference Shares or Exchange Preference Shares. Any references to dividends in this prospectus are deemed to include any such additional dividends.

If:

(1)	we are not

	(a)	required to file the exchange offer registration statement; or

	(b)	permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2)	any holder of transfer restricted securities notifies us within 20 business days following consummation of the exchange offer that:

	(a)	it is prohibited by law or SEC policy from participating in the exchange offer; or

	(b)	it may not resell the Exchange Preference Shares acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

	(c)	it is a broker-dealer and owns Preference Shares acquired directly from us or an affiliate of ours,

we will file with the SEC a shelf registration statement to cover resales of the Preference Shares by the holders of such Preference Shares who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

     Holders of Preference Shares will be required to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their preference shares included in the shelf registration statement and benefit from the provisions regarding additional dividends set forth above. By acquiring transfer restricted securities, holders are deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of Preference Shares will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

CERTAIN TAX CONSIDERATIONS

     This section provides a summary of the material Bermuda, United Kingdom and United States federal income tax consequences of the ownership and disposition of the Preference Shares acquired in this offering by U.S. Persons (as defined below). The following summary of the taxation of SCA and its subsidiaries, and the taxation of SCA’s shareholders, is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that maybe relevant to a decision to purchase Preference Shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

     The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could materially adversely affect the tax consequences to us and to holders of Preference Shares.

     The tax treatment of a holder of Preference Shares, or of a person treated as a holder of Preference Shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING PREFERENCE SHARES.

Bermuda Taxation

Taxation of SCA and Its Subsidiaries

     Under current Bermuda law, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by us. SCA and XLFA have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to SCA or XLFA or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda, or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any land leased to SCA or XLFA. SCA and XLFA each pay annual Bermuda government fees, and XLFA pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

Taxation of Shareholders

     Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the holders of the Preference Shares of SCA in respect of their shares, other than holders ordinarily resident in Bermuda.

United Kingdom Taxation

Taxation of SCA and Its Subsidiaries

     XLCA-UK is a company incorporated and managed in the United Kingdom and is, therefore, resident in the United Kingdom and will be subject to U.K. corporation tax on its worldwide profits (including revenue profits and capital gains). The maximum rate of U.K. corporation tax is currently 30%

on profits of whatever description. Currently, no United Kingdom withholding tax applies to dividends paid by XLCA-UK.

     Of SCA and its subsidiaries, only XLCA-UK is incorporated in the United Kingdom. Accordingly, except for XLCA-UK, SCA and its subsidiaries should not be treated as being resident in the United Kingdom unless those companies’ central management and control is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact but is typically exercised by the company’s directors. The directors of each of SCA and its subsidiaries, other than XLCA-UK, intend to manage the affairs of those companies so that none of them, other than XLCA-UK, is resident in the United Kingdom for tax purposes.

     A company not resident in the United Kingdom for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a permanent establishment in the United Kingdom but the charge to U.K. corporation tax is limited to profits (including revenue profits and capital gains) connected with such permanent establishment. The directors of each of SCA and its subsidiaries, other than XLCA-UK (which is resident in the United Kingdom), intend that those companies will operate in such a manner so that none of them carries on a trade through a permanent establishment in the United Kingdom. Nevertheless, because neither case law nor U.K. statute definitively defines the activities that constitute trading in the United Kingdom through a permanent establishment, Her Majesty’s Revenue & Customs in the U.K. might contend that any of SCA and its subsidiaries, other than XLCA-UK, is trading in the United Kingdom through a permanent establishment in the United Kingdom.

     The United Kingdom has no income tax treaty with Bermuda. There are circumstances in which companies that are not resident in the United Kingdom but are also not entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there, even if that trade is not carried on through a permanent establishment, but the directors of each of SCA and its subsidiaries, other than XLCA-UK, intend that those companies will operate in such a manner that none of them will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

     If any of SCA and its subsidiaries, other than XLCA-UK, were in the future treated as being resident in the United Kingdom for U.K. corporation tax purposes or as otherwise carrying on a trade in the United Kingdom through a permanent establishment, our results of operations and shareholders’ investment could be adversely affected. For the reasons given above, however, it is not expected that such characterization is likely.

Taxation of Shareholders

     U.S. Persons who are not resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes or carrying on a trade (or profession or vocation) in the United Kingdom and who hold their Preference Shares beneficially and as an investment will not be subject to United Kingdom tax in respect of their ownership or disposition of SCA’s Preference Shares or the receipt of any dividends that may be paid on them (provided that it is not the case that (i) they cease to be so resident and then resume such residence within five tax years, or they are regarded as being non-resident for the purposes of the U.K./U.S. double tax treaty and then cease to be so regarded within that time frame, and (ii) they dispose of their Preference Shares during that period of non-residence).

United States Taxation

Taxation of Shareholders

     Unless otherwise indicated, this discussion addresses only holders who are U.S. Persons (as defined below) who hold their Preference Shares as capital assets within the meaning of section 1221 of the Code. The following discussion is a discussion of only the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. For example, if a partnership holds Preference Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Preference Shares, you are urged to consult your tax advisors. In addition, the following discussion does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax-exempt organizations, expatriates, persons whose functional currency is not the U.S. dollar, persons who are considered with respect to SCA or any of its non-U.S. subsidiaries as “United States shareholders” for purposes of the controlled foreign corporation, which is referred to herein as “CFC,” rules of the Code (generally, except as provided in the discussion of related person insurance income, which is referred to herein as “RPII,” a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of SCA or the stock of any of SCA’s non-U.S. subsidiaries (that is, 10% U.S. Shareholders)), or persons who hold the Preference Shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings and pronouncements, judicial decisions and treaties, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not address any U.S. federal tax laws other than income tax laws (such as estate and gift tax laws) or the tax laws of any state or local governments within the United States, or of any non-U.S. jurisdiction.

     For purposes of this discussion, the term “U.S. Person” means a person who for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

     Treatment of Exchange. The exchange of Initial Preference Shares for Exchange Preference Shares should not be a taxable exchange for U.S. federal income tax purposes, and holders should not recognize any gain or loss for U.S. federal income tax purposes as a result of such exchange.

     Dividends. Subject to the discussions below relating to the potential application of the CFC, RPII and passive foreign investment company, which is referred to herein as “PFIC,” rules, distributions made with respect to the Preference Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of SCA’s current or accumulated earnings and profits (as computed using U.S. federal income tax principles). Dividends paid by SCA to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by section 243 of the Code. Under current law, dividends received before January 1, 2011 by non-corporate U.S. investors on shares of certain foreign corporations may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. Dividends paid by SCA on the Preference Shares to U.S. Persons who are individuals will not be eligible for a reduced rate of tax as “qualified dividend income” because SCA does not intend to list the Preference Shares on any securities exchange. The amount of any distribution in excess of SCA’s current and accumulated earnings and profits will first be applied to reduce your tax basis in the Preference Shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of your Preference Shares.

     Classification of SCA or Its Non-U.S. Subsidiaries as Controlled Foreign Corporations. Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns any shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year on which it is a CFC, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC’s country of incorporation.

     Except as otherwise provided for RPII purposes, a non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution through application of the constructive ownership rules of section 958(b) of the Code (that is, “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. For purposes of taking into account insurance income, a CFC generally includes any non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders on any day during the taxable year of such corporation. Except as discussed below with respect to RPII, a non-U.S. corporation’s status as a CFC has no adverse U.S. federal income tax consequences for a U.S. holder that is not a 10% U.S. Shareholder. A “10% U.S. Shareholder” is a U.S. Person or a partnership created or organized under the laws of the United States or any political subdivision thereof (a “U.S. Partnership”) who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the non-U.S. corporation. SCA believes that because of the dispersion of its share ownership and provisions in its organizational documents that limit voting power (these provisions are described in “Description of the Preference Shares”), no U.S. Person who owns shares of SCA directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power of all classes of shares of SCA or any of its non-U.S. subsidiaries. However, because of legal and factual uncertainties, it is unclear whether the IRS could successfully challenge the effectiveness of these provisions.

     The RPII CFC Provisions. The following discussion generally is applicable with respect to a taxable year only if the RPII of one or more of SCA’s non-U.S. insurance subsidiaries, determined on a gross basis, is 20% or more of such non-U.S. insurance subsidiary’s gross insurance income for such taxable year (the “20% Threshold”) and U.S. Persons and U.S. Partnerships are deemed to own at least 25% of the stock of the non-U.S. subsidiary in question, by vote or value on any day in the taxable year (the “25% Threshold”). The 25% Threshold generally is based on ultimate beneficial ownership by U.S. Persons and U.S. Partnerships (i.e., by looking through any shareholders that are non-U.S. entities, such as SCA, XLI and XL Capital). The following discussion generally would not apply for any fiscal year in which gross RPII falls below the 20% Threshold or the 25% Threshold is not met. Although no assurance can be given because of the inherent factual uncertainties regarding the identity of the shareholders of a public company, such as SCA, and the relationship between shareholders and insured’s, SCA currently believes that the gross RPII of each of its non-U.S. insurance subsidiaries as a percentage of gross insurance income will be below the 20% Threshold each tax year for the foreseeable future.

     RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person or U.S. Partnership who owns (directly or indirectly through non-U.S. entities) any amount of SCA shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation.

     RPII Exceptions. The special RPII rules do not apply to any taxable year in which either the 20% Threshold or the 25% Threshold is not met. If the RPII rules apply to a taxable year, each U.S. Person owning directly or indirectly any of SCA’s non-U.S. insurance subsidiaries on the last day of SCA’s taxable year on which the 25% Threshold is met will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the entire taxable year, generally determined as if all such RPII were distributed proportionately only to U.S. persons at that date, but generally limited by such U.S. shareholder’s share of the subsidiary’s current-year earnings and profits and possibly reduced (subject to certain requirements) by the U.S. shareholder’s share, if any, of prior year deficits in earnings and profits. SCA currently believes that the gross RPII of each of its non-U.S. insurance subsidiaries does not, and in the foreseeable future will not, equal or exceed 20% of such subsidiary’s gross insurance income in any taxable year. Consequently, SCA currently does not expect any U.S. holder owning Preference Shares to be required to include in gross income for U.S. federal income purposes any RPII income. However, there can be no assurance that the foregoing exception will apply. Moreover, as discussed below, there is limited guidance regarding the RPII provisions and the related Treasury regulations are in proposed form. Accordingly, there is uncertainty with respect to the meaning and application of the RPII provisions and there is a possibility that future guidance could have retroactive effect.

     Computation of RPII. SCA may not be able to determine whether any of the underlying direct or indirect insureds to which any of its non-U.S. insurance subsidiaries provides insurance or reinsurance are shareholders or related persons to such shareholders. Consequently, SCA may not be able to determine accurately the gross amount of RPII earned by its non-U.S. insurance subsidiaries in a given taxable year. For any year in which the gross RPII of any of the non-U.S. insurance subsidiaries of SCA is 20% or more of such non-U.S. insurance subsidiary’s gross insurance income for the year, SCA may also seek information from its shareholders as to whether beneficial owners of Preference Shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent SCA is unable to determine whether a beneficial owner of Preference Shares is a U.S. Person, SCA may assume that such owner is not a U.S. Person, thereby increasing the per common share RPII amount for all known RPH shareholders.

     The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

     Apportionment of RPII to U.S. Holders. With respect to any taxable year of SCA in which the 20% Threshold and the 25% Threshold are met, every RPII shareholder who owns Preference Shares on the last day of such taxable year on which the 25% Threshold was met will be required to include in gross income its share of such non-U.S. insurance subsidiary’s RPII for the portion of the taxable year during which such non-U.S. insurance subsidiary was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns Preference Shares during such taxable year but not on the last day of the taxable year on which the 25% Threshold was met generally is not required to include in gross income any part of such non-U.S. insurance subsidiary’s RPII.

     Basis Adjustments. A RPII shareholder’s tax basis in its Preference Shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by SCA out of previously taxed RPII income. The RPII shareholder’s tax basis in its Preference Shares will be reduced by the amount of such distributions that are excluded from income.

     Uncertainty as to Application of RPII. The RPII provisions have never been interpreted by the courts or the Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to SCA’s non-U.S. insurance subsidiaries is uncertain. In addition, there can be no assurance that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Investors in Preference Shares are urged to consult their tax advisor as to the effects of these uncertainties.

     Tax-Exempt Shareholders. If any non-U.S. insurance subsidiary owned by us is considered a CFC in general (or with respect to RPII), tax-exempt entities that are considered United States shareholders of such non-U.S. insurance subsidiary (or with respect to RPII, U.S. persons that hold any of our Preference Shares) will be required to treat their proportionate share of all of such subsidiary’s insurance and reinsurance income (or all of such subsidiary’s RPII) as unrelated business taxable income that generally is subject to tax, whether or not such income is currently distributed. Investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described below in “—Information Reporting and Backup Withholding.”

     Dispositions of Preference Shares. Subject to the discussions below relating to the potential application of the Code section 1248 and the PFIC rules, holders of Preference Shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of Preference Shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these Preference Shares exceeds one year, any gain will be subject to tax at a current maximum marginal U.S. federal income tax rate of 15% for noncorporate share-

holders (20% for taxable years beginning on or after January 1, 2011) and 35% for corporations. Moreover, gain, if any, generally will be a U.S. source gain and generally will constitute passive category income for foreign tax credit limitation purposes.

     Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). SCA believes that, because of the dispersion of its share ownership, provisions in its organizational documents that limit voting power, and other factors, no U.S. shareholder of SCA should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of SCA; subject to the discussion of RPII below, to the extent this is the case, Code section 1248 should not apply to dispositions of SCA’s Preference Shares. However, due to the lack of legal authority addressing this issue, there can be no assurance that the IRS will not challenge the effectiveness of these provisions and that a court will not sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, SCA will provide, upon request, a completed IRS Form 5471 or the relevant information necessary to complete the Form.

     Code section 1248 also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would have been treated as a CFC for RPII purposes (regardless of whether the shareholder is a 10% U.S. Shareholder or the 20% Threshold has been met) at any time during the five-year period ending on the date of disposition and the selling U.S. Person owned any stock at that time. If it applies in this case, Code section 1248 may recharacterize gain as a dividend to the extent of the selling U.S. Person’s share (taking into account certain rules for determining a U.S. holder’s share of RPII) of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. Person owned the shares (possibly whether or not those earnings and profits are attributable to RPII). Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. This application of Code section 1248 under the RPII rules should not apply to dispositions of Preference Shares because SCA will not be directly engaged in the insurance business. However, there can be no assurance that the IRS will not successfully assert the contrary position or that the Treasury Department will not amend the proposed regulations to provide that section 1248 will apply to dispositions of Preference Shares. Prospective investors are urged to consult their tax advisors regarding the effects of these rules on a disposition of Preference Shares.

     Redemption of Preference Shares. A redemption of Preference Shares will be treated as a dividend to the extent of our current and accumulated earnings and profits unless the redemption satisfies one of the alternative tests under section 302(b) of the Code to be treated as a sale or exchange, subject to the potential application of the CFC, RPII and PFIC rules. A redemption will qualify as a sale or exchange under section 302(b) if it (i) is “substantially disproportionate,” (ii) constitutes a “complete termination of the holder’s stock interest” in SCA or (iii) is “not essentially equivalent to a dividend,” each within the meaning of section 302(b). In determining whether any of those tests is met, shares considered to be owned by the shareholder under certain constructive ownership rules, as well as shares actually owned, must generally be taken into account. Because the determination of whether any of the alternative tests of section 302(b) of the Code is satisfied with respect to a particular holder of Preference Shares will depend on the facts and circumstances at the time the determination is made, prospective investors are advised to consult their own tax advisors to determine their tax treatment in light of their own particular circumstances.

     Passive Foreign Investment Companies. In general, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) during a given year if (i) 75% or more of its gross income constitutes “passive income” or (ii) 50% or more of its assets produce passive income.

     If SCA were characterized as a PFIC during a given year, U.S. Persons holding Preference Shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such persons made a “qualified electing fund” election or “mark to market” election. It is uncertain that SCA would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was realized ratably throughout the shareholder’s period of ownership at the highest applicable tax rate on ordinary income. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period.

     For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . . is not treated as passive income.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it “received directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% of the value of the stock.

     SCA currently expects, for purposes of the PFIC rules, that each of XLFA, XLCA and XLCA-UK, which are referred to herein, collectively, as the “Insurance Subsidiaries,” will be predominantly engaged in the active conduct of an insurance business and will not have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, SCA currently expects that none of the income or assets of the Insurance Subsidiaries should be treated as passive. Further, SCA currently expects that the passive income and assets of each other SCA subsidiary will, for PFIC purposes, be immaterial in each year of operations relative to the overall income and assets of SCA. Under the look-through rule, SCA should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test. Assuming that SCA’s expectations are in fact correct currently and in the future, SCA should not be treated as a PFIC in 2007 or in the foreseeable future. There can be no assurance, however, that the IRS will not challenge this position and that a court will not sustain such a challenge. There are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming (which could be retroactive). Investors are urged to consult their tax advisor as to the effects of the PFIC rules.

     Foreign Tax Credit. For U.S. Persons that own Preference Shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of Preference Shares that is treated as a dividend under section 1248 of the Code) will be treated as non-U.S. source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. SCA will consider providing shareholders with information regarding the portion of such amounts constituting non-U.S. source income to the extent such information is reasonably available. It is likely that the “subpart F income,” RPII and dividends that are non-U.S. source income will constitute passive category income for foreign tax credit limitation purposes. Thus, it may not be possible for shareholders to utilize any excess foreign tax credits from other sources to reduce U.S. tax on such income.

     Information Reporting and Backup Withholding. Under certain circumstances, U.S. Persons owning stock in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the non-U.S. corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. U.S. Persons are urged to consult their tax advisors for advice regarding reporting on IRS Form 5471 and any other reporting requirement which may apply to their acquisition of the Preference Shares.

     Information returns may be filed with the IRS in connection with distributions on the Preference Shares and the proceeds from a sale or other disposition of the Preference Shares unless the holder of the Preference Shares establishes an exemption from the information reporting rules. A holder of Preference Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is timely furnished to the IRS.

     Possible Changes in U.S. Tax Law. The U.S. federal income tax laws and interpretations, including those regarding whether a company is engaged in a trade or business within the United States (or has a permanent establishment) or is a PFIC, or whether U.S. Persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. It is uncertain if, when or in what form such regulations or pronouncements will be provided and whether such guidance will have a retroactive effect.

Taxation of SCA and its Subsidiaries

     U.S. Trade or Business. SCA intends to take the position that XLFA is not engaged in a trade or business in the United States through a permanent establishment in the United States. However, whether business is being conducted in the United States and, if so, whether there is a permanent establishment in the United States are inherently factual determinations dependent in large part upon the actual conduct, practices and activities of SCA and its subsidiaries. Because the Internal Revenue Code of 1986, as amended (the “Code”), regulations, administrative rulings and pronouncements, judicial decisions and treaties provide very limited guidance (and no definitive guidance) on whether any particular set of facts will constitute being engaged in a trade or business in the United States (or give rise to a permanent estab-

lishment) and the analysis involves inherently complex factual determinations, it is unclear whether the IRS could successfully challenge SCA’s position on the U.S. trade or business and permanent establishment issues.

     To reduce the risk that XLFA will be considered to be engaged in a trade or business in the United States through a permanent establishment, SCA and its subsidiaries intend to conduct their activities in accordance with operating guidelines SCA has developed, and may over time continue to refine, in consultation with its tax advisors. However, there is no assurance that SCA or its subsidiaries will be able to conduct their activities in accordance with these guidelines. Moreover, because of the factual and legal uncertainties regarding when a non-U.S. corporation will be considered to be conducting business in the United States through a permanent establishment, it is unclear whether these guidelines will preclude the IRS from successfully challenging SCA’s position on these issues.

     A non-U.S. corporation deemed to be engaged in a trade or business in the United States would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income that is treated as effectively connected with the conduct of that trade or business, unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. XLFA files protective U.S. federal income tax returns in order to preserve the right to claim income tax deductions and credits if it is ever determined that XLFA is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the “branch profits” tax.

     SCA’s U.S. subsidiary, XLCA, conducts business in the U.S. and is subject to U.S. federal income taxation at the tax rates applicable to domestic corporations. In addition, dividends paid by XLCA to SCA will be subject to a 30% U.S. withholding tax.

     Bermuda Treaty. If XLFA is entitled to the benefits under the income tax treaty between Bermuda and the United States, which is referred to herein as the “Bermuda Treaty,” it would not be subject to U.S. income tax with respect to any income protected by the Bermuda Treaty unless that income is attributable to a permanent establishment in the United States. The Bermuda Treaty clearly applies to premium income. Literally read, the Bermuda Treaty may be construed as not protecting investment income, but a number of practitioners and commentators have asserted that, as a policy matter, the Bermuda Treaty language should be construed more liberally to protect investment income to the same extent as premium income. Because there are no cases or rulings interpreting this treaty language, the answer is unclear.

     If XLFA were found to be engaged in a trade or business in the United States and were entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty were found not to protect investment income, a portion of XLFA’s investment income could be subject to U.S. income tax.

     An insurance enterprise resident in Bermuda generally will be entitled to the benefits under the Bermuda Treaty only if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. The 50% test generally is based on ultimate beneficial ownership by individuals (i.e., by looking through any shareholders that are entities, such as SCA, XLI and XL Capital). XLFA believes that it is eligible for benefits under the Bermuda Treaty, although no assurance can be given in this regard because of the fac-

tual and legal uncertainties regarding the residency and citizenship of the direct and indirect shareholders of a public company, such as SCA and XL Capital. SCA would not be eligible for treaty benefits because it is not an insurance company.

     Net Investment Income. Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that could allocate a minimum portion of the foreign corporation’s investment assets to its U.S. business and assumes a minimum investment yield on any such assets. If XLFA were considered to be engaged in the conduct of an insurance business in the United States and were not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy the limitations on treaty benefits discussed above) or with respect to investment income (because the Bermuda Treaty were found not to protect investment income), the Code could subject a portion of XLFA’s investment income to U.S. income tax.

     Withholding Tax. Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends from U.S. corporations such as XLCA and certain interest on investments), subject to certain exemptions under the Code or reduction by applicable treaties. The Bermuda Treaty provides no relief from these withholding taxes.

     Excise Tax. The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States. The applicable rates of tax are 4% for insurance premiums and 1% for reinsurance premiums. The Bermuda Treaty does not provide any relief from the excise tax. Although payment of tax generally is the responsibility of the person that pays the premium to the non-U.S. insurer or reinsurer, in the event that the tax is not paid by the purchaser of the insurance or reinsurance, the non-U.S. insurer generally is liable for the tax. In addition, the IRS has taken the position that when a non-U.S. insurer or reinsures cedes United States risks to a non-U.S. insurer that is not eligible for the excise tax exemption under an applicable treaty, an additional excise tax may be imposed.

     Proposed Legislation. Congress has periodically considered legislation intended to eliminate certain tax advantages perceived to be enjoyed by Bermuda insurance companies because of the favorable tax environment in Bermuda. Congress has also considered legislation intended to eliminate certain perceived tax benefits of U.S. insurance companies that have Bermuda affiliates, including benefits resulting principally from reinsurance between or among U.S. insurance companies and their Bermuda affiliates. To that end, section 845 of the Code was amended in 2004 to permit the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper “amount, source, or character” for each item (in contrast to prior law, which covered only “source and character”). If the IRS were to successfully challenge the reinsurance arrangements of SCA’s subsidiaries under section 845, SCA’s financial condition and results of operations could be materially adversely affected. In addition, one legislative proposal would impose additional limits on the deductibility of interest by foreign-owned U.S. corporations. Another legislative proposal would treat a non-U.S. corporation as a U.S. corporation for U.S. federal income tax purposes if it were considered to be primarily managed and controlled in the U.S.

     There is no assurance that future legislative action will not increase the amount of U.S. tax payable by SCA and its subsidiaries. If this happens, the financial condition and results of operations of SCA and its subsidiaries could be materially adversely affected.

     Intercompany Transactions. SCA’s U.S. subsidiary, XLCA, conducts business in the United States and currently expects to reinsure a majority of its future business with XLFA. While SCA believes that this reinsurance is written on arm’s-length terms, SCA cannot assure you that (i) the IRS will not assert that the reinsurance is not on arm’s-length terms or (ii) any such assertion by the IRS will not be successful because a determination as to this matter is inherently factual. If such an assertion were to be successful, SCA’s U.S. subsidiaries would be treated as having additional income that is subject to additional U.S. tax, and possibly associated interest and penalties. The IRS might also treat this additional income as having been distributed as dividends to XLCA’s parent, SCA, in which case this deemed dividend would also be subject to a withholding tax of 30%. A similar analysis (and similar tax risks) may also apply to other intercompany income and expense items between XLCA and its non-U.S. affiliates, such as ceding commissions, other intercompany fees and allocations of corporate overhead.

PLAN OF DISTRIBUTION

     We are not using any underwriters for this exchange offer. We also are bearing the expenses of the exchange.

     Each broker-dealer that receives Exchange Preference Shares for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Preference Shares. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Preference Shares received in exchange for Initial Preference Shares where such Initial Preference Shares were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year from the date on which the exchange offer is consummated (or such shorter period as will terminate when all transfer restricted securities covered by this prospectus are sold pursuant hereto), we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until       , 2008, all dealers effecting transactions in the Exchange Preference Shares may be required to deliver a prospectus.

     The SEC considers broker-dealers that acquired Initial Preference Shares directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of Exchange Preference Shares if they participate in the exchange offer. Consequently, these broker-dealers cannot use the prospectus for the exchange offer in connection with a resale of the Exchange Preference Shares or the Initial Preference Shares and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Preference Shares. These broker-dealers cannot rely on the position of the staff of the SEC set forth in Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (available July 2, 1993), and similar no-action letters. We acknowledge that such a secondary resale for the purpose of distributing the Exchange Preference Shares must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.

     We will not receive any proceeds from any sale of Exchange Preference Shares by broker-dealers. Exchange Preference Shares received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Preference Shares or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Preference Shares. Any broker-dealer that resells Exchange Preference Shares that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Preference Shares may be deemed to be an “underwriter” within the meaning of the Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer

(including the expenses of one counsel for the holder of the Initial Preference Shares) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Initial Preference Shares (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

     Certain matters with respect to validity of the Exchange Preference Shares under the laws of the Bermuda will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE TO FIND MORE INFORMATION

     We are subject to the information requirements of the Exchange Act, and the rules and regulations thereunder, and accordingly therewith file periodic reports, proxy and information statements and other information with the SEC. Materials filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-202-551-8090 for further information on the public reference facilities. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements regarding registrants, including SCA, that file electronically with the SEC. Our common shares are listed on the New York Stock Exchange, and all materials filed by us with the SEC also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are incorporated into this prospectus by reference:

  Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 15, 2007 (File No. 001-32950);
  Our Proxy Statement dated April 2, 2007, filed on April 2, 2007 (File No. 001-32950);
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, filed on May 14, 2007 (File No. 001-32950) and June 30, 2007, filed on August 10, 2007 (File No. 001-32950); and

  Our Current Reports on Form 8-K filed on January 26, 2007, February 5, 2007, March 26, 2007, March 30, 2007, April 10, 2007, May 10, 2007 and May 17, 2007 (File No. 001- 32950).

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference in this prospectus. Information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC prior to the termination of the offering will automatically update and supersede this information. We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus. Requests for copies of any such document should be directed to:

     Security Capital Assurance Ltd
     Investor Relations
     A.S. Cooper Building
     26 Reid Street, 4th Floor
     Hamilton HM 11, Bermuda
     Telephone: (441) 294-7448

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED
STATES FEDERAL SECURITIES LAWS

     We are organized under the laws of Bermuda. In addition, some of our directors and officers reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon our non-U.S. directors and officers or to recover against us, or our non-U.S. directors and officers on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, we may be served with process in the United States with respect to actions against us arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of preference shares made hereby by serving CT Corporation System, our U.S. agent, irrevocably appointed for that purpose.

     We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

Security Capital Assurance Ltd

Offer to Exchange

Up to 250,000 of registered Fixed/Floating Series A Perpetual
Non-Cumulative Preference Shares, $0.01 par value,
$1,000 liquidation preference per share for

All issued and outstanding unregistered Fixed/Floating Series A
Perpetual Non-Cumulative Preference Shares

______________________

The exchange agent for this exchange offer is:
The Bank of New York 101 Barclay Street-11E
New York, New York 10286
Tel: 212.815.3003
Fax: 212.815.7048

______________________

The date of this Prospectus is           , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Bye-law 26 of the Registrant’s Amended and Restated Bye-laws provides, among other things, that the Registrant will indemnify, in accordance with and to the full extent permitted by Bermuda law, its directors, officers and employees against any liability or expense actually and reasonably incurred by such director, officer or employee in respect of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Registrant), to which such director, officer or employee was or is a party or is threatened to be made a party by reason of such director, officer or employee acting in such capacity or acting in any other capacity for, or on behalf of, the Registrant. In addition, the Registrant will advance the expenses of its directors, officers and employees in defending any such act, suit or proceeding; provided that such advancement shall be subject to reimbursement by such director, officer or employee to the extent such person shall be found not to be entitled to such advancement of expenses under Bermuda law.

     Bye-law 26 of the Registrant’s Amended and Restated Bye-laws also provides that none of the officers, directors or employees of the Registrant will be personally liable to the Registrant or its shareholders for any action or failure to act to the full extent that they are indemnified under the Registrant’s Amended and Restated Bye-laws.

     Bye-law 27 of the Registrant’s Amended and Restated Bye-laws provides, among other things, that each of the present and future shareholders of the Registrant agrees to waive any claim or right of action that such shareholder might have, individually or in the right of the Registrant, against any of the Registrant’s directors, officers or employees for any action or failure to act in the performance of the duties of such director, officer or employee, except that such waiver does not extend to any matter as to which such director, officer or employee admits that he is guilty, or is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, to be guilty of any fraud or dishonesty in relation to the Registrant. Such an admission or finding is not a prerequisite to a shareholder commencing or pursuing a claim.

     Section 98 of the Companies Act 1981 of Bermuda provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to such company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 further provides that any provision, whether contained in the bye-laws of a company or in any contract or arrangement between such company and any director exempting or indemnifying him against any liability which would otherwise attach to him in respect of any fraud or dishonesty of which he may be guilty in relation to such company, shall be void.

     Bye-law 26 of the Registrant’s Amended and Restated Bye-laws provides that the Registrant’s Board of Directors authorize the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, or in a fiduciary or other capacity with respect to any employee benefit plan maintained by the Registrant, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Registrant’s Amended and Restated Bye-laws.

     Section 98A of the Companies Act permits a Bermuda company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not such Bermuda company may otherwise indemnify such officer or director.

     The Registrant has purchased directors’ and officers’ liability insurance policies. Such insurance is available to the Registrant’s directors and officers in accordance with its terms. In addition, certain directors may be covered by directors’ and officers’ liability insurance policies purchased by their respective employers.

ITEM 21. EXHIBITS

EXHIBIT

NUMBER	DESCRIPTION OF DOCUMENT

3.1	Memorandum of Association of Security Capital Assurance Ltd, incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-1 (File No. 333-133066).

3.2	Amended and Restated Bye-laws of Security Capital Assurance Ltd, incorporated by reference to Exhibit 3.2 of the registrant’s Registration Statement on Form S-1 (File No. 333-133066).

4.1	Extract of the Minutes of a Meeting of a Subcommittee of the Finance and Risk Oversight Committee held on March 29, 2007 incorporated by reference to Exhibit 4.1 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.2	Certificate of Claude LeBlanc pursuant to authority vested by the Subcommittee of the Finance and Risk Oversight Committee incorporated by reference to Exhibit 4.2 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.3	Form of Regulation S Global Preference Share Certificate, incorporated by reference to Exhibit 4.3 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.4	Form of 144A Global Preference Share Certificate, incorporated by reference to Exhibit 4.4 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.5	Replacement Capital Covenant, dated April 5, 2007 incorporated by reference to Exhibit 4.5 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 00 1-32950).

4.6	Registration Rights Agreement with respect to the Fixed/Floating Perpetual Non-Cumulative Preference Shares, Series A, incorporated by reference to Exhibit 4.6 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.7	Form of Global Preference Share Certificate.

5.1	Opinion of Conyers Dill & Pearman.

12.1	Statement setting forth the computation of ratios of earnings to fixed charges and to fixed charges and preference share dividends incorporated by reference to Exhibit 12.1 of the registrant’s Registration Statement on Form S-3 (File No. 333-145812).

23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

24.1	Power of Attorney (included as part of the signature pages).

99.1	XL Capital Assurance Inc. and Subsidiary consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.1 of the registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 00132950).

99.2	XL Financial Assurance Ltd. financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.2 of the registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 00132950).

99.3	Form of Letter of Transmittal relating to the Preference Shares.

99.4	Form of Notice of Guaranteed Delivery relating to the Preference Shares

99.5	Form of Letter to Clients relating to the Preference Shares.

99.6	Form of Letter to Nominees relating to the Preference Shares.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton and Country of Bermuda, on September 19, 2007.

Security Capital Assurance Ltd

By:	/s/ Paul S. Giordano
	Name:	Paul S. Giordano
	Title:	President and Chief Executive
Officer

     KNOW ALL MEN BY THESE PRESENTS THAT each person whose signature appears below does hereby constitute and appoint each of Michael P. Esposito, Jr., Kirstin R. Gould, Michael E. Rego and Thomas W. Currie as his true and lawful attorney-in-fact and agent and in his name, place, and stead, and in any and all capacities, to sign his name to the Registration Statement of Security Capital Assurance Ltd, a Bermuda company, on Form S-4 under the Securities Act of 1933, as amended, and to any and all amendments or supplements thereto any amendments to this registration statement (including post-effective amendments) with all exhibits thereto and other documents in connection therewith and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully and to all intents and purposes as the undersigned could do if personally present, and the undersigned hereby ratifies and confirms all that said attorney shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul S. Giordano	President, Chief Executive Officer and	September 19, 2007
Name: Paul S. Giordano	Director (Principal Executive Officer)

/s/ David Shea	Executive Vice President and Chief	September 19, 2007
Name: David Shea	Financial Officer (Principal Financial
Officer and Principal Accounting Officer)

/s/ Michael P. Esposito, Jr.	Chairman of the Board of Directors	September 19, 2007
Name: Michael P. Esposito, Jr.

/s/ E. Grant Gibbons	Director	September 19, 2007
Name: E. Grant Gibbons

/s/ Bruce G. Hannon	Director	September 19, 2007
Name: Bruce G. Hannon

/s/ Mary R. Hennessy	Director	September 19, 2007
Name: Mary R. Hennessy

/s/ Robert M. Lichten	Director	September 19, 2007
Name: Robert M. Lichten

/s/ Brian M. O’Hara	Director	September 19, 2007
Name: Brian M. O’Hara

/s/ Coleman D. Ross	Director	September 19, 2007
Name: Coleman D. Ross

/s/ Alan Z. Senter	Director	September 19, 2007
Name: Alan Z. Senter

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT

3.1	Memorandum of Association of Security Capital Assurance Ltd, incorporated by reference to Exhibit 3.1 of the registrant’s Registration Statement on Form S-1 (File No. 333-133066).

3.2	Amended and Restated Bye-laws of Security Capital Assurance Ltd, incorporated by reference to Exhibit 3.2 of the registrant’s Registration Statement on Form S-1 (File No. 333-133066).

4.1	Extract of the Minutes of a Meeting of a Subcommittee of the Finance and Risk Oversight Committee held on March 29, 2007 incorporated by reference to Exhibit 4.1 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.2	Certificate of Claude LeBlanc pursuant to authority vested by the Subcommittee of the Finance and Risk Oversight Committee incorporated by reference to Exhibit 4.2 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.3	Form of Regulation S Global Preference Share Certificate, incorporated by reference to Exhibit 4.3 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.4	Form of 144A Global Preference Share Certificate, incorporated by reference to Exhibit 4.4 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.5	Replacement Capital Covenant, dated April 5, 2007 incorporated by reference to Exhibit 4.5 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 00 1-32950).

4.6	Registration Rights Agreement with respect to the Fixed/Floating Perpetual Non-Cumulative Preference Shares, Series A, incorporated by reference to Exhibit 4.6 of the registrant’s Current Report on Form 8-K filed April 10, 2007 (File No. 001-32950).

4.7	Form of Global Preference Share Certificate.

5.1	Opinion of Conyers Dill & Pearman.

12.1	Statement setting forth the computation of ratios of earnings to fixed charges and to fixed charges and preference share dividends incorporated by reference to Exhibit 12.1 of the registrant’s Registration Statement on Form S-3 (File No. 333-145812).

23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

24.1	Power of Attorney (included as part of the signature pages).

99.1	XL Capital Assurance Inc. and Subsidiary consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.1 of the registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-32950).

99.2	XL Financial Assurance Ltd. financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005, and 2004, incorporated by reference to Exhibit 99.2 of the registrant’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 00132950).

99.3	Form of Letter of Transmittal relating to the Preference Shares.

99.4	Form of Notice of Guaranteed Delivery relating to the Preference Shares

99.5	Form of Letter to Clients relating to the Preference Shares.

99.6	Form of Letter to Nominees relating to the Preference Shares.